P.E. 12-31-05

Nuvelo™

[redacted]

April 14, 2006

Dear Stockholder:

Please join us for the 2006 Annual Meeting of Stockholders of Nuvelo, Inc. The meeting will be held on Wednesday, May 24, 2006, at 11:00 a.m. Pacific Time at Sofitel San Francisco Bay, 223 Twin Dolphin Drive, Redwood City, CA 94065, Tel: 650-598-9000.

At this year's meeting, you will have the opportunity to elect two directors, approve an amendment to the 2004 Equity Incentive Plan (the "Plan") to increase the number of shares available under it, ratify the selection of our independent registered public accounting firm, and transact any other business properly presented at the meeting, as more fully described in the accompanying Proxy Statement. If you own shares of common stock at the close of business on March 31, 2006, you will be entitled to vote at the annual meeting. In addition, immediately following the meeting, you will have the opportunity to hear what we have accomplished in our business in the past year and to ask questions. Additional information about the items of business to be discussed at our annual meeting is given in the enclosed Proxy Statement. You will find other detailed information about Nuvelo and our operations in the enclosed package which includes Nuvelo's 2005 Annual Report in summary form with my letter to the stockholders, and the Annual Report on Form 10-K for 2005, which contains Nuvelo's audited consolidated financial statements.

We hope you can join us on May 24, 2006. If you are planning to attend, please send an e-mail to ir@nuvelo.com so that we may include you on the attendance list. Whether or not you can attend, please read the enclosed Proxy Statement. When you have done so, please mark your votes on the enclosed proxy card, sign and date the proxy card and return it to us in the enclosed envelope. Your vote is important, so please return your proxy card promptly.

Sincerely,

Ted W. Love, M.D.
Chairman of the Board of Directors
and Chief Executive Officer

NUVELO, INC.

201 Industrial Road, Suite 310
San Carlos, CA 94070

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 24, 2006

To the Stockholders of Nuvelo, Inc.:

NOTICE IS HEREBY GIVEN, that the annual meeting of stockholders of Nuvelo, Inc., a Delaware corporation ("Nuvelo" the "Company," or "we"), will be held on May 24, 2006, at 11:00 a.m. Pacific Time, at Sofitel San Francisco Bay, 223 Twin Dolphin Drive, Redwood City, California, for the following purposes:

1 to elect two directors to hold office until the 2009 annual meeting of stockholders or until the election and qualification of their respective successors;

2 to amend the Nuvelo, Inc. 2004 Equity Incentive Plan to increase the shares reserved under it by 4,700,000;

3 to ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year 2006; and

4 to transact any other business which is properly brought before the meeting or any adjournment or postponement thereof.

Please refer to the accompanying proxy materials, which form a part of this Notice, for further information about the business to be transacted at the annual meeting.

Only stockholders of record at the close of business on March 31, 2006 are entitled to receive this notice and to vote at the annual meeting or any adjournment or postponement thereof. A complete list of stockholders entitled to vote at the annual meeting shall be open to inspection of any stockholder present at the annual meeting and, for any purpose germane to the annual meeting, during ordinary business hours at our corporate offices at 201 Industrial Road, Suite 310, San Carlos, CA 94070, during the ten days prior to the annual meeting.

All stockholders are cordially invited to attend the annual meeting. Whether or not you plan to attend the annual meeting in person, we urge you to ensure your representation by voting by proxy as promptly as possible. You may vote by completing, signing, dating and returning the enclosed proxy card by mail, as further described on the attached proxy card. A return envelope, which requires no postage if mailed in the United States, has been provided for your use. If you attend the annual meeting and vote your shares in person at the meeting, your proxy will not be used.

By order of the Board of Directors:

Ted. W. Love, M.D.
Chairman of the Board of Directors
and Chief Executive Officer

April 14, 2006
San Carlos, California 94070

NUVELO, INC.

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

May 24, 2006

INTRODUCTION

General

This Proxy Statement is furnished to our stockholders on behalf of our Board of Directors in connection with the solicitation of proxies for use at our annual meeting of stockholders to be held at Sofitel San Francisco Bay on May 24, 2006 at 11 a.m. Pacific Time, and at any adjournments or postponements of the annual meeting.

This solicitation is made on behalf of our Board of Directors and we will pay the costs of solicitation. Our directors, officers and employees may also solicit proxies by telephone, telegraph, fax or personal interview. We will not pay any additional compensation to directors, officers or other employees for such services, but may reimburse them for reasonable out-of-pocket expenses in connection with such solicitation. We will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them for sending proxy materials to our stockholders. We have retained Mellon Investor Services to provide proxy solicitation services for us for a one-time fee of $5,500, plus reimbursement of expenses.

A copy of our Annual Report to Stockholders for the year ended December 31, 2005, this Proxy Statement and accompanying proxy card will be first mailed to stockholders on or about April 14, 2006.

Sofitel San Francisco Bay is located at 223 Twin Dolphin Drive, Redwood City, CA 94065, Tel: 650-598-9000.

Quorum and Voting Requirements

Our issued and outstanding common stock constitutes the only class of securities entitled to vote at the annual meeting. Only holders of record of our common stock at the close of business on March 31, 2006 are entitled to receive this notice and to vote at the annual meeting. At the close of business on that date, 51,801,087 shares of our common stock were issued and outstanding and 3,352,017 shares of our common stock were beneficially owned by our executive officers and directors. The presence at the meeting, in person or by proxy, of a majority of the issued and outstanding shares will constitute a quorum. Abstentions and "broker non-votes" (*i.e.*, shares held by a broker or nominee which are represented at the meeting, but with respect to which the broker or nominee is not empowered to vote on a particular proposal) will be counted towards the quorum requirement. Broker non-votes will not be counted towards the vote total for any proposal. Each share of common stock is entitled to one vote. Our current executive officers and directors have informed us that they intend to vote, or cause to be voted, all 958,470 shares of common stock held by them at the close of business on March 31, 2006 for all of the proposals in this Proxy Statement.

Unless there are different instructions on the proxy, all shares represented by valid proxies (and not revoked before they are voted) will be voted at the meeting for the election of the two nominees for director and for Proposals 2 and 3. With respect to any other business that may properly come before the meeting and be submitted to a vote of stockholders, proxies will be voted in accordance with the best judgment of the designated proxy holders. Stockholders of record may vote by either completing and returning the enclosed proxy card prior to the meeting, voting in person at the meeting, or submitting a signed proxy card at the meeting. All votes cast at the meeting will be tabulated by the persons appointed by us to act as inspectors of election for the meeting.

There are no statutory or contractual rights of appraisal or similar remedies available to stockholders in connection with any matter to be acted on at the meeting.

Proposal No. 1: Election of Board of Directors

Directors will be elected by a plurality of the votes cast for the election of directors, which means that abstentions and broker non-votes will not affect the election of the candidates receiving the plurality of votes. Accordingly, the directorships to be filled at the annual meeting will be filled by the nominees receiving the highest number of votes. In the election of directors, by checking the appropriate box on your proxy card, you may cast your votes in favor of, or withhold your votes with respect to, some or all nominees. Votes that are withheld will be excluded entirely from the vote on Proposal No. 1 and will have no effect on the outcome of the vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on Proposal No. 1, your broker will have authority to vote your shares on Proposal No. 1.

Proposal No. 2: Amendment to Nuvelo, Inc. 2004 Equity Incentive Plan to Increase Shares Available for Issuance Under the Plan

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on Proposal No. 2 is required for approval of Proposal No. 2. Abstentions will be counted towards the vote total for Proposal No. 2, and will have the same effect as an "Against" vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on Proposal No. 2, your broker will *not* have authority to vote your shares on Proposal No. 2.

Proposal No. 3: Ratification of Selection of Independent Registered Public Accounting Firm

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on Proposal No. 3 is required for approval of Proposal No. 3. Abstentions will be counted towards the vote total for Proposal No. 3, and will have the same effect as an "Against" vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on Proposal No. 3, your broker wiH have authority to vote your shares on Proposal No. 3.

Shares Registered in Your Name; Stockholder of Record

If on March 31, 2006, your shares were registered directly in your name with the Company's transfer agent, U.S. Stock Transfer Corporation, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Your attendance at the meeting will not, by itself, constitute revocation of your proxy. You may also be represented by another person present at the meeting by executing a form of proxy designating that person to act on your behalf. Shares may only be voted by or on behalf of the record holder of shares as indicated in our stock transfer records.

Shares Registered in the Name of a Broker or Bank; Beneficial Owner

If on March 31, 2006, your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

More than One Proxy Card

If you receive two or more proxy cards, this means that you hold our shares in multiple accounts at the transfer agent or with the brokers or other custodians of your shares; in this case, please vote with respect to each proxy card in accordance with the procedures described therein to complete your representation.

Share numbers set forth in this Proxy Statement reflect the Company's three-to-one stock split that occurred in February 2004.

Your vote is important. Accordingly, please sign and return the accompanying proxy card in the accompanying envelope, which is postage prepaid if you mail it in the United States, whether or not you plan to attend the meeting in person.

You may revoke your proxy at any time before it is actually voted at the meeting by:

- delivering written notice of revocation to our Secretary at 201 Industrial Road, Suite 310, San Carlos, CA 94070;
- submitting a later dated proxy; or
- attending the meeting and voting in person.

PROPOSAL NO. 1:

ELECTION OF BOARD OF DIRECTORS

General Information

Our Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") provides that the Board of Directors is divided into three classes to provide for staggered terms and that each director will serve for a term of three years or less depending on the class to which the Board of Directors has assigned a director not previously elected by the stockholders. There are currently two Class II directors, whose terms expire at the annual stockholders' meeting in 2007, and three Class III directors, whose terms expire at the annual stockholders' meeting in 2008. The Board of Directors has nominated two Class I directors, Ted W. Love, M.D., and Burton E. Sobel, M.D., for election to the Board of Directors, each for a three-year term ending on the date of the annual meeting in 2009 or until a successor is duly elected and qualified or appointed. There are no vacancies in the current Board of Directors. We encourage our Board members to attend each annual meeting of stockholders. All of our then current Board members, except one, attended our 2005 annual meeting.

Each nominee for director has consented to being named in this Proxy Statement and has indicated his willingness to serve if elected. Unless your vote is withheld, proxies received by us will be voted for the nominees. Proxies cannot be voted for more than two persons. Although we do not anticipate that any nominee will be unavailable for election, if a nominee is unavailable for election, we will vote the proxies for any substitute nominee we may designate.

Each nominee for election to the Board of Directors currently serves as one of our directors and has continually served as a director since the date such person initially became a director, which is set forth below. In 2005, our Board of Directors met six times and acted by written consent five times. In 2005, each director attended 75% or more of the total meetings of the Board of Directors that were held during the period in 2005 for which they were a director, except that Dr. Rathmann and Dr. Sobel each attended four out of the six meetings held in 2005, and Ms. Popovits attended one out of the three meetings held during the period in 2005 during which she was a director. In 2005, each director attended 100% of the meetings of the Committees of the Board of Directors on which they served that were held during the period in 2005 for which the director was a Committee member. The following table sets forth information as of March 31, 2006 with respect to our directors, including the two persons nominated for election at the meeting.

Name of Nominee or Director	Age	Position	Director Since
Ted W. Love, M.D.*	47	Chairman of the Board and Chief Executive Officer	2001
Barry L. Zubrow, J.D., M.B.A.(2)(3)*	53	Vice Chairman of the Board	2004
Mary K. Pendergast, J.D., LL.M(1)*	55	Director	2002
Mark L. Perry, J.D.(2)(3)*	50	Director	2003
Kimberly Popovits (1)(3)	47	Director	2005
George B. Rathmann, Ph.D.*	78	Director and Chairman Emeritus	2000
Burton E. Sobel, M.D.(1)(2)	68	Director	2004

* Each of the directors indicated served as a director of Nuvelo, Inc., a Nevada corporation, as of such dates listed, prior to the reincorporation of Nuvelo, Inc. from the State of Nevada to the State of Delaware, which became effective on March 25, 2004.

(1) Member of Nominating and Corporate Governance Committee

(2) Member of Audit Committee

(3) Member of Compensation Committee

The following information, which has been provided by our directors and director nominees, sets forth such person's principal occupation, employment and business experience during at least the past five years, and the period during which such person has served as a director of the Company:

Nominees for Election to the Board of Directors for a Three-Year Term Ending in 2009

Ted W. Love, M.D. has served as our president since January 2001, as our chief executive officer since March 2001, as a member of our Board of Directors since February 2001, and as chairman of our Board of Directors since September 2005. Dr. Love served as our president and chief operating officer from January 2001 until March 2001. Prior to joining us, Dr. Love served as senior vice president of development at Theravance Inc. (formerly Advanced Medicine, Inc.) from 1998 to 2001 and as a research physician and vice president of product development at Genentech from 1992 to 1998. Dr. Love holds a B.A. in molecular biology from Haverford College and an M.D. from Yale Medical School. Dr. Love also serves as a member of the board of directors of Santarus, Inc.

Burton E. Sobel, M.D. has served as a member of our Board of Directors since September 2004. Dr. Sobel is currently at the University of Vermont and Fletcher Allen Health Care where he formerly served as chair of the department of medicine and now serves as Amidon professor of medicine and biochemistry. Dr. Sobel also serves as the director of the Cardiovascular Center for that entity, which he has done since 2002. Dr. Sobel served as senior counsel to the executive dean of the University of Vermont College of Medicine and to the executive vice president of Fletcher Allen Health Care from 1996 to 1998. From 1994 to 1996, Dr. Sobel served as professor of medicine at Washington University in St. Louis, Missouri. Dr. Sobel received his M.D. from the Harvard Medical School, magna cum laude, and his A.B. from Cornell University. Dr. Sobel is President-elect for the Society for Experimental Biology and Medicine and also serves as a member of the board of directors of Ariad Pharmaceuticals, Inc., Clinical Data, Inc., and New River Pharmaceuticals, Inc.

Directors Continuing in Office Until the Annual Meeting of Stockholders in 2007

Mark L. Perry, J.D. has served as a member of our Board of Directors since October 2003. Mr. Perry is the senior business advisor for Gilead Sciences, Inc., reporting to the CEO. Mr. Perry was an executive officer of Gilead from 1994 to 2004, serving in a variety of capacities, including general counsel, chief financial officer and most recently, executive vice president of operations, responsible for worldwide sales and marketing, legal, manufacturing and facilities. From 1981 to 1994, Mr. Perry was with the law firm Cooley Godward LLP in San Francisco and Palo Alto, serving as a partner of the firm from 1987 until 1994. Mr. Perry received his J.D. from the University of California, Davis in 1980 and is a member of the California bar. Mr. Perry also serves as a member of the board of directors of NVIDIA Corporation and Aerovance, Inc.

Barry L. Zubrow, J.D., M.B.A. has served as a member of our Board of Directors since February 2004, as vice chairman of our Board of Directors since March 2005, and as lead independent director as of September 2005. Mr. Zubrow brings almost 30 years of corporate finance experience to our Board of Directors. From 1977 to 2003, Mr. Zubrow held a variety of positions at The Goldman Sachs Group, including chief administrative officer and head of the operations and administration divisions. As the firm's first chief administrative officer, he was responsible for overseeing departments responsible for financial reporting, credit and risk functions, operations and trade processing, facilities, security, and corporate services. He received his J.D. and M.B.A. from the University of Chicago and serves as a member of the board of directors of GSC Capital Corp. and as chairman of the board of the New Jersey Schools Construction Corporation and Haverford College.

Directors Continuing in Office Until the Annual Meeting of Stockholders in 2008

Mary K. Pendergast, J.D., LL.M. has served as a member of our Board of Directors since May 2002. Ms. Pendergast is president of Pendergast Consulting. Ms. Pendergast previously served as executive vice president, government affairs for Elan Corporation from January 1998 to June 2003. Ms. Pendergast was deputy commissioner/senior advisor to the Commissioner, Food and Drug Administration, Department of Health and

Human Services from November 1990 to January 1998. Ms. Pendergast received her LL.M. from Yale Law School in 1977, her J.D. from the University of Iowa College of Law in 1976, and her B.A. from Northwestern University in 1972.

Kimberly Popovits has served as a member of our Board of Directors since July 2005. She brings over 20 years of pharmaceutical and biopharmaceutical experience to our Board of Directors. Ms. Popovits currently serves as president, chief operating officer, and as a member of the board of directors of Genomic Health, Inc. Prior to joining Genomic Health, Inc., Ms. Popovits served in various roles at Genentech, Inc., most recently as senior vice president, marketing and sales from February 2001 to February 2002, and as vice president, sales from October 1994 to February 2001. While at Genentech, she led the launch of its oncology business and was vital to the development of its cardiovascular, endocrine and respiratory markets. She has extensive experience in building new markets and has consistently achieved market leadership through the development of innovative strategies focused on patient needs. Prior to joining Genentech in 1987, she served as division manager for American Critical Care, a division of American Hospital Supply. She also brings extensive operational experience in the areas of managed care, reimbursement and organization development. Ms. Popovits holds a B.A. in business from Michigan State University and currently serves as a member of the board of directors of BayBio.

George B. Rathmann, Ph.D. has served as a member of our Board of Directors since February 2000 and as chairman emeritus since September 2005. Dr. Rathmann served as chairman of our Board of Directors from February 2000 until September 2005. Dr. Rathmann served as our chief executive officer from May 2000 to March 2001 and also served as our president from May 2000 to January 2001. Dr. Rathmann was a founder of ICOS Corporation, a publicly held biopharmaceutical company, in 1990 and served as its chairman until January 2000. While at ICOS, he also served as chief executive officer and president from September 1991 until June 1999. In 1980, he co-founded Amgen Inc., a publicly held biotechnology company. He was a director of Amgen until 1993 and at various times also served as its chairman of the board, president and chief executive officer. Dr. Rathmann was also associated with Abbott Laboratories, Inc., a healthcare products manufacturer, where from 1975 to 1977 he was director of research and development and from 1977 to 1980 he was divisional vice president. Dr. Rathmann received his Ph.D. in physical chemistry from Princeton University.

Director Compensation

2005 Director Compensation

In March 2005, the Compensation Committee evaluated the compensation received by the members of our Board of Directors for their service on our Board relative to other companies to determine whether our Board members' compensation was in alignment with the Company's goal to attract and retain talented Board members. The Board determined that the compensation received by our Board members was lower than the compensation received by the established peer group. In order to align Board members' compensation with that of the established peer group, the Board approved annual retainer fees for its members, a one-time stock option grant in March 2005, annual stock option grants, and appointment grants, all as set forth below.

Annual Cash Retainer Fees

Commencing upon the date of the 2005 annual meeting of the stockholders, each non-employee director, other than Dr. Rathmann, is entitled to an annual retainer fee of $20,000. The Audit Committee chair will receive an additional $20,000 for service as the Audit Committee chair. If a non-employee director is the chair of any other Committee, that director will receive an additional $10,000 per chair. Each of the members of the Audit Committee, other than the chair, will receive an additional $10,000 for his or her service on the Audit Committee. For membership on any other Committee, except for the chair of such Committee, a non-employee director will receive an additional $5,000. Board members will not receive any other cash compensation for their Board service, and Dr. Rathmann has elected to receive no cash compensation and, as of March 2005, no longer receives 1,000 fully vested options to purchase our common stock each month in lieu of cash compensation. All retainer fees will be paid to Board members quarterly in advance. If a Board member were to resign or assume additional Board responsibilities within a year, the Board member's cash compensation will be adjusted the next quarter to reflect the change. Finally, each director has the option to convert the previously mentioned retainer fees into deferred stock units in accordance with the terms of the deferred stock unit plan that is in accordance with the 2004 Plan.

One Time Stock Option Grants

On March 23, 2005, each of the non-employee directors of the Company was granted an option to purchase shares of the Company's common stock under the 2004 Plan at an exercise price equal to $6.50 per share, the closing price for the Company's common stock on the date of grant. All of the non-employee directors of the Company, other than Dr. Rathmann and Mr. Zubrow, were granted an option to purchase 25,000 shares on that date. Dr. Rathmann, chairman of the Board at that time, was granted an option to purchase 50,000 shares, and Mr. Zubrow, vice chairman of the Board, was granted an option to purchase 35,000 shares, on that date. These grants of our common stock to the non-employee directors vest 50% on the date of grant, and 50% on the first year anniversary of the date of grant.

Annual Stock Option Grants

On May 24, 2005, the date of the 2005 annual meeting of the stockholders, the chairman of the Board received a fully vested option to purchase 25,000 shares of the Company's common stock under the 2004 Plan, the vice chairman received a fully vested option to purchase 20,000 shares of the Company's common stock under the 2004 Plan, and all other non-employee directors received a fully vested option to purchase 15,000 shares of the Company's common stock under the 2004 Plan. The purchase price for these options was $6.73, the average of the high and low price for the Company's common stock on May 24, 2005. On May 24, 2005, the Board amended the 2004 Plan to allow the pricing of stock options at the average of the high and the low price of a share of stock on the date of grant.

Appointment Grants

Upon joining the Board on July 15, 2005, Ms. Popovits was granted an option to purchase 25,000 shares of the Company's common stock at an exercise price equal to $8.62, the average of the high and low price for the Company's common stock on July 15, 2005. Ms. Popovits' grant vests 50% on the date of grant, and 50% on the first year anniversary of July 15, 2005.

The one-time grants and annual grants granted to our Board, and the appointment grant to Ms. Popovits, were and will be made pursuant to the forms of Stock Option Agreement and Notice of Grant of Stock Option filed as exhibits to the Form 8-K filed on September 20, 2004, as amended in March 2005. In March 2005, the Compensation Committee approved the amendment of the form of Stock Option Agreement for the members of our Board to provide that the period of exercisability of the stock option following termination of service as a director will begin to run upon the expiration of any lock-up agreement that the director has entered into to facilitate a Company transaction, rather than upon termination of Board service.

2006 Director Compensation

Annual Cash Retainer Fees

Each non-employee director, other than Dr. Rathmann, is entitled to an annual retainer fee of $20,000. The Audit Committee chair will receive an additional $20,000 for service as the Audit Committee chair. If a non-employee director is the chair of any other Committee, that director will receive an additional $10,000 per chair. Each of the members of the Audit Committee, other than the chair, will receive an additional $10,000 for his or her service on the Audit Committee. For membership on any other Committee, except for the chair of such Committee, a non-employee director will receive an additional $5,000. Board members will not receive any other cash compensation for their Board service, and Dr. Rathmann receives no cash compensation and, as of March 2005, no longer receives 1,000 fully vested options to purchase our common stock each month in lieu of cash compensation. All retainer fees will be paid to Board members quarterly in advance. If a Board member were to resign or assume additional Board responsibilities within a year, the Board member's cash compensation will be adjusted the next quarter to reflect the change. Finally, each director has the option to convert the previously mentioned retainer fees into deferred stock units, in accordance with the terms of the deferred stock unit plan that is in accordance with the 2004 Plan.

Annual Stock Option Grants

On the date of the 2006 annual meeting of the stockholders, the vice chairman will receive a fully vested option to purchase 20,000 shares of the Company's common stock under the 2004 Plan, and all other non-employee directors will receive a fully vested option to purchase 15,000 shares of the Company's common stock under the 2004 Plan. The purchase price for these options will be the average of the high and the low price for the Company's common stock on the date of the Company's 2006 annual meeting of the shareholders.

Appointment Grants

If at any time the Board appoints a new, non-employee chairman of the Board, the new chairman will be granted an option to purchase 50,000 shares of the Company's common stock at the average of the high and the low price for the Company's common stock on the date of grant. If at any time the Board appoints a new, non-employee vice chairman of the Board, the new vice chairman will be granted an option to purchase 35,000 shares of the Company's common stock at the average of the high and the low price for the Company's common stock on the date of grant. If at any time the Board appoints a new non-employee director, the new director will be granted an option to purchase 25,000 shares of the Company's common stock at average of the high and the low price for the Company's common stock on the date of grant. These grants of our common stock for appointments will vest 50% on the date of grant and 50% on the first year anniversary of the date of grant.

The annual grants granted to our Board were and will be made pursuant to the forms of Stock Option Agreement and Notice of Grant of Stock Option filed as exhibits to the Form 8-K filed on September 20, 2004, as amended in March 2005. In March 2005, the Compensation Committee approved the amendment of the form of Stock Option Agreement for the members of our Board to provide that the period of exercisability of the stock option following termination of service as a director will begin to run upon the expiration of any lock-up agreement that the director has entered into to facilitate a Company transaction, rather than upon termination of Board service.

Board Independence and Corporate Governance

As part of its service, the Board of Directors strives to regularly evaluate the Company's corporate governance policies and to compare those policies to standards established by current rules and regulations of various governmental authorities, other public companies and recommendations of other corporate governance groups and authorities. In connection with this process of self-evaluation, the Board, upon recommendation of its Nominating and Corporate Governance Committee, adopted a set of Corporate Governance Guidelines to assist in the exercise of its responsibilities in serving the best interests of the Company and its stockholders.

The Board of Directors has reviewed the relationships between each member of the Board of Directors, their immediate family members and affiliates and the Company. Accordingly, the Board has determined that Ms. Pendergast, Mr. Perry, Ms. Popovits, Dr. Sobel, and Mr. Zubrow, which individuals constitute a majority of the Board of Directors, qualify as "independent" directors in accordance with the listing standards of the Nasdaq stock market exchange ("Nasdaq"). As part of its ongoing evaluation process, the Board of Directors will continue to monitor best corporate governance practices. Based upon this process, the Board may from time to time adopt additional policies or procedures to comply with new laws and legislation and any changes to rules made by the Securities and Exchange Commission and Nasdaq.

In 2004 the Board adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all of the Company's directors, officers and employees. The Code of Conduct promotes the ethical and honest conduct of the Company's directors, officers, and employees and addresses the identification and disclosure of conflicts of interest, the importance of accurate and reliable company records, such as financial records and public reports, and compliance with laws and regulations. The Board has determined that the Code of Conduct is a code of ethics in compliance with the Sarbanes-Oxley Act of 2002 and the rules promulgated under such Act. In 2005, the independent directors of the Board of Directors did not meet without management or the non-independent directors of the Board of Directors.

The Company's Corporate Governance Guidelines, Committee charters and Code of Business Conduct and Ethics are located on the Company's website at www.nuvelo.com in the section titled, "Investor Relations," under the subsection titled, "Corporate Governance." If the Company makes any substantive amendments to the Code of Conduct or grants any waiver from a provision of the Code of Conduct to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website. Information found on our website is not incorporated by reference into this report.

Committees of the Board of Directors

Our Board of Directors has three standing Committees, the Compensation Committee, the Audit Committee and the Nominating and Corporate Governance Committee.

Compensation Committee

Our Compensation Committee reviews and approves the Company's goals and objectives relevant to the compensation of executive officers and other senior management, sets compensation and bonus levels for the Company's executive officers that correspond to the Company's goals and objectives, and reviews and makes recommendations to our Board regarding our compensation policies, programs, practices, and procedures designed to contribute to our success, in accordance with its charter. The Compensation Committee also evaluates the Company's goals and objectives related to the compensation of our chief executive officer and his performance in light of such goals and objectives and sets the chief executive officer's compensation level and bonus based on this evaluation. The Compensation Committee administers the 2004 Equity Incentive Plan. The Compensation Committee also administers the 1995 Stock Option Plan, the Directors Plan, the Scientific Advisory Board/Consultants Stock Option Plan, and the 2002 Equity Incentive Plan. Since the approval of the 2004 Equity Incentive Plan by the stockholders at the 2004 annual meeting of the stockholders, the Company no longer makes grants under the 1995 Stock Option Plan, the Directors Plan, the Scientific Advisory Board/ Consultants Stock Option Plan, or the 2002 Equity Incentive Plan. The Compensation Committee also makes recommendations to the Board regarding incentive-compensation plans and other equity-based plans. The Company's Compensation Committee Charter is located on the Company's website at www.nuvelo.com in the section titled, "Investor Relations," under the subsection titled, "Corporate Governance."

Mr. Perry, as the chairperson, Ms. Popovits and Mr. Zubrow presently serve on the Compensation Committee. The current members of the Compensation Committee are "independent" (as independence is defined by the Nasdaq listing standards). On January 1, 2005 through December 13, 2005, the Compensation Committee consisted of Mr. Perry and Mr. Zubrow. From December 13, 2005 through the end of the 2005 fiscal year, the Compensation Committee consisted of Mr. Perry, Ms. Popovits, and Mr. Zubrow. The Compensation Committee met five times during 2005, and each member attended all of the meetings held during the period in 2005 for which the director was a Committee member. The report of our Compensation Committee is included on page 34 of this Proxy Statement.

Audit Committee

Our Audit Committee reviews our annual audit and meets with our independent registered public accounting firm and management to review our internal controls, results of fiscal policies and financial management practices. The functions of the Audit Committee include selecting, evaluating, and where necessary, replacing the independent registered public accounting firm retained by the Company; consulting with our independent registered public accounting firm regarding their audit, their opinion and the Company's Forms 10-Q and 10-K; approving the audit and non-audit services of our independent registered public accounting firm and the terms of their engagement; meeting with our management; reviewing both the independent registered public accounting firm and management reports; recommending changes in financial policies and procedures that may be suggested by our independent registered public accounting firm; and preparing the Audit Committee report included in our proxy statement. Our Board has adopted a written charter for the Audit Committee.

In March 2005, the Board amended the Audit Committee Charter to: designate the Audit Committee as the Company's qualified legal compliance committee within the meaning of Rule 205.2(k) of Title 17, Chapter II of the Code of Federal Regulations and to give the Audit Committee the authority to initiate investigations, to provide notices (including notices to the Securities and Exchange Commission), to retain experts, to recommend that the Company implement remedial or other appropriate actions, and otherwise to carry out its responsibilities as a qualified legal compliance committee; obligate the Audit Committee to adopt written procedures for the confidential receipt, retention, and consideration of any report of evidence of a material violation under Rule 205.3 of the Rules of Professional Conduct; obligate the Audit Committee to carry out the responsibilities of a qualified legal compliance committee as set forth in the Rules of Professional Conduct; provide that a member of the Audit Committee shall not have participated in the preparation of the financial statements of the Company or any subsidiary of the Company at any time during the past three years; provide that in the event of a vacancy on the Audit Committee or if a member fails to satisfy the applicable independence requirements, Audit Committee membership may temporarily consist of less than three members during the applicable cure periods permitted by the Nasdaq listing standards; provide that the Audit Committee can provide for payment of compensation to the independent registered public accounting firm for performing other audit, review or attest services, to any advisors employed by the Audit Committee, and ordinary administrative expenses of the Audit Committee necessary or appropriate in carrying out its duties; obligate the Audit Committee to consider and adopt, as it deems appropriate, a policy regarding Audit Committee pre-approval of employment by the Company of individuals employed or formerly employed by the Company's independent registered public accounting firm and engaged on the Company's account; include in its discussions with management and the independent registered public accounting firm, any special audit steps taken in the event of material control deficiencies, responsibilities and budget, and review the appointment or replacement of the senior audit executive or manager, if any; obligate the Audit Committee to review with management and the Company's independent registered public accounting firm the Company's disclosures contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its periodic reports to be filed with the Securities and Exchange Commission; and obligate the Audit Committee to review with management and the Company's independent registered public accounting firm, as appropriate, earnings press releases, as well as the substance of financial information and earnings guidance provided to analysts and ratings agencies, with the chair of the Audit Committee being able to represent the entire Audit Committee for the purposes of this discussion. The Company's amended Audit Committee Charter is accessible on the Company's website at www.nuvelo.com, in the section titled "Investor Relations," under the subsection titled, "Corporate Governance."

Mr. Zubrow, as the chairperson, Mr. Perry and Dr. Sobel presently serve on the Audit Committee. On January 1, 2005 up until February 10, 2005, the Audit Committee consisted of Mr. Zubrow, as the chairperson, Mr. Perry and Mr. Martin A. Vogelbaum. Mr. Vogelbaum resigned from the Board on February 10, 2005. From February 10, 2005 up until March 23, 2005, the Audit Committee consisted of Mr. Perry and Mr. Zubrow. On March 23, 2005 through the end of fiscal year 2005, the Audit Committee consisted of Mr. Zubrow, as the Chairperson, Mr. Perry and Dr. Sobel. The Audit Committee met 9 times during 2005, and each then-current member attended all of the meetings. The Board has determined that all three current Committee members are "independent" directors, as determined in accordance with Rule 10A-3(b)(1) of the Exchange Act and Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards. The Board has determined that Mr. Perry and Mr. Zubrow are each an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K. Mr. Perry served as chief financial officer for Gilead Sciences, Inc. for four years, with financial oversight and supervisory responsibilities. Mr. Zubrow has over twenty-six years of corporate finance experience, and held such positions as chief administrative officer and head of operations for The Goldman Sachs Group, in which positions he had financial oversight and supervisory responsibilities. The report of our Audit Committee is included on page 37 of this Proxy Statement.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee, in accordance with its Charter, considers the qualifications of, proposes and recommends individuals for Board membership and senior management positions. Other duties and responsibilities of the Nominating and Corporate Governance Committee include making recommendations to the Board regarding the Company's corporate governance policies, business conduct, and ethics; evaluating the size and composition of the Board and its Committees; and reviewing the annual performance of the Board. The Company's Nominating and Corporate Governance Committee Charter is accessible on the Company's website at www.nuvelo.com, in the section titled, "Investor Relations," under the subsection titled, "Corporate Governance."

Ms. Pendergast, Ms. Popovits and Dr. Sobel presently serve on the Nominating and Corporate Governance Committee, with Ms. Pendergast acting as chairperson. On January 1, 2005 up until February 10, 2005, the Nominating and Corporate Governance Committee consisted of Ms. Pendergast, acting as chairperson, Dr. Rathmann and Mr. Vogelbaum. Mr. Vogelbaum resigned from the Board on February 10, 2005. From February 10, 2005 up until February 21, 2005, the Nominating and Corporate Governance Committee consisted of Ms. Pendergast and Dr. Rathmann. From February 21, 2005 up until September 27, 2005, the Nominating and Corporate Governance Committee consisted of Ms. Pendergast, acting as chairperson, Dr. Rathmann and Dr. Sobel. Dr. Rathmann resigned from the Nominating and Corporate Governance Committee on September 27, 2005. From September 27, 2005 through December 13, 2005, the Nominating and Corporate Governance Committee consisted of Ms. Pendergast, acting as chairperson, and Dr. Sobel. From December 13, 2005 through the remainder of the 2005 calendar year, the Nominating and Corporate Governance Committee consisted of Ms. Pendergast, acting as chairperson, Ms. Popovits and Dr. Sobel. Each then current Nominating and Corporate Governance Committee member attended all of the three meetings of the Nominating and Corporate Governance Committee held during 2005. The Board determined that Ms. Pendergast, Ms. Popovits, and Dr. Sobel are "independent" members of the Nominating and Corporate Governance Committee (as independence is defined in the Nasdaq listing standards). Dr. Rathmann was not an independent director under the current Nasdaq listing standards because until the divestiture of our majority-owned subsidiary, Callida Genomics, on December 3, 2004, Dr. Rathmann was the current chairman, president, and chief executive officer of Callida Genomics. The Company also is currently paying Dr. Rathmann $0.2 million a month as repayment on an $11 million loan granted to the Company by Dr. Rathmann, which loan and repayment are discussed in detail in Item 7 of the Company's recently filed Form 10-K, for the fiscal year ended December 31, 2005 and at page 34 of this Proxy Statement under the section titled, "*Certain Relationships and Related Transactions.*" Although Dr. Rathmann was not an independent Board member during his service on the Nominating and Corporate Governance Committee in 2005, which service ended upon his resignation from the Committee in September 2005, the Board determined, in accordance with the exception afforded by Rule 4350(c)(4)(C) of the Nasdaq listing standards, that Dr. Rathmann's continued membership on the Nominating and Corporate Governance Committee during 2005 was in the best interests of the Company and its stockholders because of the tremendous value Dr. Rathmann had provided and continued to provide in 2005 to the Nominating and Corporate Governance Committee and the Company based on his unique depth of experience in, and very strong and continued ties to, the biotechnology community. Accordingly, the Board, including all of the independent members of the Board, approved Dr. Rathmann's service on the Nominating and Corporate Governance Committee after determining that his service on the Nominating and Corporate Governance Committee would not interfere with his exercise of business judgment as a Nominating and Corporate Governance Committee member.

The Board has adopted a process for identifying and evaluating director nominees, including stockholder nominees. Before recommending an individual to the Board for Board membership, the Nominating and

Corporate Governance Committee canvases its members and the Company's management team for potential members of the Board of Directors. The Nominating and Corporate Governance Committee will consider stockholders' nominations for directors if notice is timely received by the Secretary of the Company. Candidates nominated by stockholders will be evaluated in the same process as other nominees. The Nominating and Corporate Governance Committee keeps the Board regularly apprised of its discussions with potential members, and the names of potential members received from its current members, management, and stockholders, if the stockholder notice of nomination is timely made. Although the Board has not adopted a fixed set of minimum qualifications for candidates for Board membership, the Nominating and Corporate Governance Committee generally considers several factors in its evaluation of each potential member, such as the potential member's area of expertise, education, and professional background, experience in corporate governance, the reasonable availability of the potential member to devote time to the affairs of the Company, as well as any other criteria deemed relevant by the Board or the Nominating and Corporate Governance Committee. After determining that a potential candidate may be qualified, the Nominating and Corporate Governance Committee will make a further investigation and interview the candidate. The Nominating and Corporate Governance Committee will select, by majority vote, the most qualified candidate or candidates, for recommendation to the Board for approval as a director nominee. Ms. Popovits' appointment to the Board was approved by all members of the Board, upon recommendation by the Nominating and Corporate Governance Committee to the Board, in accordance with the selection process. Neither the Company nor the Nominating and Corporate Governance Committee paid any fees to any third party to identify Board candidates during 2005 up through April 14, 2006.

The Nominating and Corporate Governance Committee has not received any recommended nominations from any of the Company's stockholders for the 2006 annual meeting. Any stockholder nominations should include the nominee's name and qualifications for Board membership and all information required by the Company's Bylaws and Rule 14a-8 of the Exchange Act and must otherwise comply with the requirements of each to be considered by the Company. Stockholder nominations should be addressed to the Secretary of the Company. Any stockholder who wishes to recommend a candidate for nomination to the Board for election at the Company's 2007 annual meeting of stockholders must do so in a timely manner for such recommendation to be considered, in accordance with the timeline for stockholder proposals under Rule 14a-8 of the Exchange Act or the Company's Bylaws, depending on whether the stockholder wishes a proposal for nomination to be included in the Company's 2007 proxy materials. See section titled, "Stockholder Proposals for 2006 Annual Meeting," at page 39 of this Proxy Statement.

Stockholder Communications with the Board of Directors

We have adopted a formal process by which stockholders may communicate with our Board of Directors. This information is available on our website at www.nuvelo.com, under the section titled, "Investor Relations," under the subsection titled, "Corporate Governance."

Required Vote and Board of Directors Recommendation

Directors will be elected by a plurality of the votes cast for the election of directors. The two nominees receiving the most "For" votes (among votes properly cast either in person or by proxy) will be elected. If you hold your shares in your own name and abstain from voting on this matter, your abstention will have no effect on the vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will have authority to vote your shares on this proposal. Abstentions will be counted as present for purposes of determining the presence of a quorum but will not have any effect on the outcome of this proposal.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE *FOR* THE DIRECTORS
NOMINATED IN THIS PROPOSAL NO. 1.**

PROPOSAL NO. 2:

AMENDMENT TO NUVELO, INC. 2004 EQUITY INCENTIVE PLAN TO INCREASE SHARES AVAILABLE FOR ISSUANCE UNDER THE PLAN

At the annual meeting of stockholders, the Company's stockholders will be asked to approve amendments to the Nuvelo, Inc. 2004 Equity Incentive Plan (the "2004 Plan") to increase the number of shares of common stock available for issuance under the 2004 Plan by 4,700,000 shares. The 2004 Plan was originally adopted effective as of May 6, 2004, and replaced the Company's 2002 Equity Incentive Plan, Director Stock Option Plan, Scientific Advisory Board/Consultants Stock Option Plan, 1995 Stock Option Plan and the Variagenics 1997 Employee, Director & Consultant Stock Option Plan (collectively the "Prior Plans') and was subsequently amended and restated as of May 24, 2005.

The Board of Directors believes that we must offer a competitive equity incentive program if we are to continue to successfully attract and retain the best possible candidates for positions of responsibility. The Board of Directors expects that the 2004 Plan will continue to be an important factor in attracting, retaining and rewarding the high caliber employees essential to our success and in motivating these individuals to strive to enhance our growth and profitability.

On March 7, 2006, the Board of Directors approved the amendment and restatement of the 2004 Plan, subject to stockholder approval, to increase the number of shares of common stock available for issuance under the 2004 Plan by 4,700,000 shares. By approving the amended and restated 2004 Plan, the Board of Directors also made changes and modifications to the 2004 Plan to facilitate the efficient administration of the 2004 Plan and the awards granted thereunder.

Commitment to Limit Grants Made under the 2004 Plan during 2006, 2007 and 2008

In order to facilitate approval of this proposal, our Board of Directors commits to our stockholders that for fiscal years 2006, 2007 and 2008, we will not grant during such three fiscal years a number of shares subject to options or other awards to employees (whether under the 2004 Plan or other plans not approved by stockholders) such that the average number of shares granted during each of the three fiscal years is greater than 5.57% of the average number of shares of our common stock that were outstanding at the end of each of the three fiscal years. For purposes of calculating the number of shares granted in a year, stock awards and restricted stock awards, if any, will count as equivalent to (i) 1.5 option shares if our annual stock price volatility is 53% or higher, (ii) two option shares if our annual stock price volatility is between 25% and 52%, and (iii) four option shares if our annual stock price volatility is less than 25%. In 2005, the Company's stock price volatility measured approximately 41%. The above calculation does not include the grant of an option with an exercise price that is less than the fair market value on the date of grant because the 2004 Plan does not permit such stock option grants. Stock appreciation rights or full value shares settled in cash will not be included in the calculation of the shares granted in a year.

Summary of Recent Amendments to the 2004 Plan

In addition to the 4,700,000 share increase, the Board of Directors also approved the following changes and modifications to the 2004 Plan, which did not require stockholder approval:

- The 2004 Plan has been revised to remove the Company favorable share reserve "recycling" features. Specifically, the following shares will not become re-available for issuance under the 2004 Plan: (i) shares withheld or surrendered to satisfy tax withholding obligations, (ii) shares surrendered in payment of stock option exercise prices (either by means of a cashless exercise, attestation or actual surrender of shares) or (iii) shares subject to the grant of a stock appreciation right which were not issued upon settlement of the stock appreciation right.

The proposed changes and modifications to the 2004 Plan are described in further detail below.

Summary of the 2004 Plan

Below is a summary of the principal provisions of the 2004 Plan, as amended and restated, which summary is qualified in its entirety by reference to the full text of the 2004 Plan. This summary, however, does not purport to be a complete description of the 2004 Plan. The 2004 Plan has been filed with the SEC as Appendix A to this Proxy Statement and may be accessed from the SEC's homepage (www.sec.gov). Any stockholder that wishes to obtain a copy of the actual plan document may do so by written request to: Secretary, Nuvelo, Inc., 201 Industrial Road, Suite 310, San Carlos, CA 94070.

General. The purpose of the 2004 Plan is to advance the interests of the Company by providing an incentive program that will enable the Company to attract and retain employees, consultants, and directors upon whose judgment, interest, and efforts the Company's success is dependent and to provide them with an equity interest in the success of the Company in order to motivate superior performance. These incentives are provided through the grant of stock options (including indexed options), stock appreciation rights, restricted stock purchase rights, restricted stock bonuses, restricted stock units, performance shares, performance units, and deferred stock units.

Authorized Shares. Currently, a maximum of 7,204,085, reduced at any time by the number of shares subject to outstanding stock options granted under the Prior Plans, of the authorized but unissued or reacquired shares of our common stock may be issued under the 2004 Plan. The Board of Directors has amended the 2004 Plan, subject to stockholder approval, to increase the maximum number of shares that may be issued under the 2004 Plan to 11,904,085. However, the actual number of awards which may be granted under the 2004 Plan shall be reduced, at all times, by the number of stock options outstanding under the Prior Plans. As of March 31, 2006, stock options to purchase 773,041 shares of our common stock were outstanding under our Prior Plans and stock options to purchase 5,320,930 shares of our common stock were outstanding under the 2004 Plan.

No more than one million (1,000,000) shares of this 2004 Plan reserve may be issued upon the exercise or settlement of any restricted stock purchase rights, restricted stock bonuses, restricted stock units, performance shares, and performance units. If any award granted under the 2004 Plan, or under the Prior Plans, expires, lapses, or otherwise terminates for any reason without having been exercised or settled in full, or if shares subject to forfeiture or repurchase are forfeited or repurchased by the Company, any such shares that are reacquired or subject to such a terminated award will again become available for issuance under the 2004 Plan. Upon any stock dividend, stock split, reverse stock split, recapitalization, or similar change in our capital structure, appropriate adjustments will be made to the shares subject to the 2004 Plan, to the award grant limitations and to all outstanding awards. However, shares shall not become re-available for issuance under the 2004 Plan if they were (i) withheld or surrendered to satisfy tax withholding obligations, (ii) surrendered in payment of stock option exercise prices (either by means of a cashless exercise, attestation or actual surrender of shares) or (iii) subject to the grant of a stock appreciation right which were not issued upon settlement of the stock appreciation right.

Administration. The 2004 Plan will be administered by the Compensation Committee of the Board of Directors duly appointed to administer the 2004 Plan, or, in the absence of such Committee, by the Board of Directors. In the case of awards intended to qualify for the performance-based compensation exemption under Section 162(m) of the Code, administration must be by a compensation committee comprised solely of two or more "outside directors" within the meaning of Section 162(m). (For purposes of this summary, the term "Committee" will refer to either such duly appointed committee or the Board of Directors.) Subject to the provisions of the 2004 Plan, the Committee determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. The Committee may, subject to certain limitations on the exercise of its discretion required by Section 162(m), amend, cancel, renew, or grant a new award in substitution for, any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend, or defer the vesting of any award. However, the 2004 Plan forbids, without stockholder approval, the repricing of any outstanding stock option and/or stock appreciation right. In addition, the 2004 Plan forbids any restricted stock award to be granted, or subsequently amended to provide, for (1) any acceleration of vesting for any reason other than upon a Change in Control or after a participant's death or disability and (2) vesting of one hundred percent (100%) of any such award prior to the passage of three years of service (unless the award will vest after satisfying specified performance measurements). The 2004 Plan provides, subject to certain limitations, for indemnification by the Company of any director, officer, or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2004 Plan. The Committee will interpret the 2004 Plan and awards granted thereunder, and all determinations of the Committee will be final and binding on all persons having an interest in the 2004 Plan or any award.

Eligibility. Awards may be granted to employees, directors, and consultants of the Company or any present or future parent or subsidiary corporations of the Company. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any parent or subsidiary corporation of the Company. As of March 31, 2006, the Company had approximately 112 employees, including 4 executive officers, 63 consultants and 6 non-employee directors, all of who would be eligible under the 2004 Plan.

Stock Options. Each option granted under the 2004 Plan must be evidenced by a written agreement between the Company and the optionee specifying the number of shares subject to the option and the other terms and conditions of the option, consistent with the requirements of the 2004 Plan. The exercise price of each option may not be less than the fair market value of a share of Common Stock on the date of grant. For the purpose of the 2004 Plan, and this proposal, the term "fair market value" is defined by the 2004 Plan to mean the average of the high and low price of a share of our common stock as reported on the Nasdaq National Market for any applicable date. Any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company (a "Ten Percent Stockholder") must have an exercise price equal to at least 110% of the fair market value of a share of Common Stock on the date of grant. The exercise price of each indexed stock option, and the terms and adjustments which may be made to such an option, will be determined by the Committee in its sole discretion at the time of grant. On March 31, 2006, the closing price of the Company's Common Stock on the Nasdaq National Market was $17.82 per share. Subject to appropriate adjustment in the event of any change in the capital structure of the Company, no employee may be granted in any fiscal year of the Company options which in the aggregate are for more than seven hundred and fifty thousand (750,000) shares, provided however, that the Company may make an additional one-time grant to any newly-hired employee of a stock option for the purchase of up to an additional five hundred thousand (500,000) shares.

The 2004 Plan provides that the option exercise price may be paid in cash, by check, or in cash equivalent, by the assignment of the proceeds of a sale with respect to some or all of the shares being acquired upon the exercise of the option, to the extent legally permitted, by tender of shares of Common Stock owned by the optionee having a fair market value not less than the exercise price, by such other lawful consideration as approved by the Committee, or by any combination of these. Nevertheless, the Committee may restrict the forms of payment permitted in connection with any option grant. No option may be exercised unless the optionee has made adequate provision for federal, state, local, and foreign taxes, if any, relating to the exercise of the option, including, if permitted or required by the Company, through the optionee's surrender of a portion of the option shares to the Company. Please see the summary above describing certain amendments to the 2004 Plan with respect to the impacts on the 2004 Plan share reserve of certain methods to pay the applicable option exercise price and withholding of shares to pay any applicable tax obligation.

Options will become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee. The maximum term of any option granted under the 2004 Plan is ten years, provided that an incentive stock option granted to a Ten Percent Stockholder must have a term not exceeding five years. The Committee will specify in each written option agreement, and solely in its discretion, the period of post-termination exercise applicable to each option.

Generally, stock options are nontransferable by the optionee other than by will or by the laws of descent and distribution, and are exercisable during the optionee's lifetime only by the optionee. However, a nonstatutory stock option may be assigned or transferred to the extent permitted by the Committee in its sole discretion.

Stock Appreciation Rights. Each stock appreciation right granted under the 2004 Plan must be evidenced by a written agreement between the Company and the participant specifying the number of shares subject to the award and the other terms and conditions of the award, consistent with the requirements of the 2004 Plan.

A stock appreciation right gives a participant the right to receive the appreciation in the fair market value of Company Common Stock between the date of grant of the award and the date of its exercise. The Company may pay the appreciation either in cash or in shares of Common Stock. The Committee may grant stock appreciation rights under the 2004 Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. Freestanding stock appreciation rights vest and become exercisable at the times and on the terms established by the Committee. The maximum term of any stock appreciation right granted under the 2004 Plan is ten years. Subject to appropriate adjustment in the event of any change in the capital structure of the Company, no employee may be granted in any fiscal year of the Company stock appreciation rights which in the aggregate are for more than seven hundred and fifty thousand (750,000) shares, provided however, that the Company may make an additional one-time grant to any newly-hired employee of a stock appreciation right for the purchase of up to an additional five hundred thousand (500,000) shares.

Stock appreciation rights are generally nontransferable by the participant other than by will or by the laws of descent and distribution, and are generally exercisable during the participant's lifetime only by the participant.

Restricted Stock Awards. The Committee may grant restricted stock awards under the 2004 Plan either in the form of a restricted stock purchase right, giving a participant an immediate right to purchase Common Stock, or in the form of a restricted stock bonus, for which the participant furnishes consideration in the form of services to the Company. The Committee determines the purchase price payable under restricted stock purchase awards, which may be less than the then current fair market value of our Common Stock. Restricted stock awards may be subject to vesting conditions based on such service or performance criteria as the Committee specifies, and the shares acquired may not be transferred by the participant until vested. Unless otherwise provided by the Committee, a participant will forfeit any shares of restricted stock as to which the restrictions have not lapsed prior to the participant's termination of service. Participants holding restricted stock will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award. Subject to appropriate adjustment in the event of any change in the capital structure of the Company, no employee may be granted in any fiscal year of the Company more than four hundred thousand (400,000) shares of restricted stock on which the restrictions are based on performance criteria, provided however, that the Company may make an additional one-time grant to any newly-hired employee of a restricted stock award of up to an additional one hundred and fifty thousand (150,000) shares.

Restricted Stock Units. The Committee may grant restricted stock units under the 2004 Plan which represent a right to receive shares of Common Stock at a future date determined in accordance with the participant's award agreement. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant's services to the Company. The Committee may grant restricted stock unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of Common Stock are issued in settlement of such awards. However, the Committee may grant restricted stock units that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted stock units for a number of shares whose value is equal to any cash dividends we pay. Subject to appropriate adjustment in the event of any change in the capital structure of the Company, no employee may be granted in any fiscal year of the Company more than four hundred thousand (400,000) shares of restricted stock on which the restrictions are based on performance criteria, provided however, that the Company may make an additional one-time grant to any newly-hired employee of a restricted stock award of up to an additional one hundred and fifty thousand (150,000) shares.

Performance Awards. The Committee may grant performance awards subject to such conditions and the attainment of such performance goals over such periods as the Committee determines in writing and sets forth in a written agreement between the Company and the participant. These awards may be designated as performance shares or performance units. Performance shares and performance units are unfunded bookkeeping entries generally having initial values, respectively, equal to the fair market value determined on the grant date of a share of Common Stock and $100 per unit. Performance awards will specify a predetermined amount of performance shares or performance units that may be earned by the participant to the extent that one or more predetermined performance goals are attained within a predetermined performance period. To the extent earned, performance awards may be settled in cash, shares of Common Stock (including shares of restricted stock) or any combination thereof. Subject to appropriate adjustment in the event of any change in the capital structure of the Company, for each fiscal year of the Company contained in the applicable performance period, no employee may be granted performance shares that could result in the employee receiving more than four hundred thousand (400,000) shares of Common Stock or performance units that could result in the employee receiving more than two million dollars ($2,000,000). A participant may receive only one performance award with respect to any performance period.

Prior to the beginning of the applicable performance period or such later date as permitted under Section 162(m) of the Code, the Committee will establish one or more performance goals applicable to the award.

Performance goals will be based on the attainment of specified target levels with respect to one or more measures of business or financial performance of the Company and each parent and subsidiary corporation consolidated therewith for financial reporting purposes, or such division or business unit of the Company as may be selected by the Committee. The Committee, in its discretion, may base performance goals on one or more of the following such measures: revenue, gross margin, operating margin, operating income, pre-tax profit, earnings before interest, taxes, depreciation and/or amortization, net income, cash flow, expenses, stock price, earnings per share, return on stockholder equity, return on capital, return on net assets, economic value added, number of customers, market share, same store sales, return on investment, profit after tax, product approval, and customer satisfaction. The target levels with respect to these performance measures may be expressed on an absolute basis or relative to a standard specified by the Committee. The degree of attainment of performance measures will, according to criteria established by the Committee, be computed before the effect of changes in accounting standards, restructuring charges, and similar extraordinary items occurring after the establishment of the performance goals applicable to a performance award.

Following completion of the applicable performance period, the Committee will certify in writing the extent to which the applicable performance goals have been attained and the resulting value to be paid to the participant. The Committee retains the discretion to eliminate or reduce, but not increase, the amount that would otherwise be payable to the participant on the basis of the performance goals attained. However, no such reduction may increase the amount paid to any other participant. In its discretion, the Committee may provide for the payment to a participant awarded performance shares of dividend equivalents with respect to cash dividends paid on the Company's Common Stock. Performance award payments may be made in lump sum or in installments. If any payment is to be made on a deferred basis, the Committee may provide for the payment of dividend equivalents or interest during the deferral period.

Unless otherwise provided by the Committee, if a participant's service terminates due to the participant's death, disability, or retirement prior to completion of the applicable performance period, the final award value will be determined at the end of the performance period on the basis of the performance goals attained during the entire performance period but will be prorated for the number of months of the participant's service during the performance period. If a participant's service terminates prior to completion of the applicable performance period for any other reason, the 2004 Plan provides that, unless otherwise determined by the Committee, the performance award will be forfeited. No performance award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

Deferred Stock Awards. The 2004 Plan provides that certain participant's who are executives or members of a select group of highly compensated employees may elect to receive, in lieu of payment in cash or stock of all or any portion of such participant's cash and/or stock compensation, an award of deferred stock units. A participant electing to receive deferred stock units will be granted automatically, on the effective date of such deferral election, an award (a "Deferred Stock Unit Award") for a number of stock units equal to the amount of the deferred compensation divided by an amount equal to the fair market value of a share of our Common Stock as quoted by the national or regional securities exchange or market system on which the Common Stock is listed on the date of grant. A stock unit is an unfunded bookkeeping entry representing a right to receive one share of our Common Stock in accordance with the terms and conditions of the Deferred Stock Unit Award. Participant's are not required to pay any additional cash consideration in connection with the settlement of a Deferred Stock Unit Award. A participant's compensation not paid in the form of a Deferred Stock Unit Award will be paid in cash in accordance with the Company's normal payment procedures.

Each Deferred Stock Unit Award will be evidenced by a written agreement between the Company and the participant specifying the number of stock units subject to the award and the other terms and conditions of the Deferred Stock Unit Award, consistent with the requirements of the 2004 Plan. Deferred Stock Unit Awards are fully vested upon grant and will be settled by distribution to the participant of a number of whole shares of Common Stock equal to the number of stock units subject to the award within 30 days following the earlier of (i) the date on which the participant's service terminates or (ii) an early settlement date elected by the participant in accordance with the terms of the 2004 Plan at the time of his or her election to receive the Deferred Stock Unit Award. A holder of a stock unit has no voting rights or other rights as a stockholder until shares of Common Stock are issued to the participant in settlement of the stock unit. However, participants holding stock units will be entitled to receive dividend equivalents with respect to any payment of cash dividends on an equivalent number of shares of Common Stock. Such dividend equivalents will be credited in the form of additional whole and fractional stock units determined by the fair market value of a share of Common Stock on the dividend payment date. Prior to settlement, no Deferred Stock Unit Award may be assigned or transferred other than by will or the laws of descent and distribution.

Change in Control. The 2004 Plan defines a "Change in Control" of the Company as any of the following events upon which the stockholders of the Company immediately before the event do not retain immediately after the event, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the event, direct or indirect beneficial ownership of a majority of the total combined voting power of the voting securities of the Company, its successor or the corporation to which the assets of the Company were transferred: (i) a sale or exchange by the stockholders in a single or series of related transactions of more than 50% of the Company's voting stock; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company. If a Change in Control occurs, the surviving, continuing, successor, purchasing, or parent corporation thereof may either assume all outstanding awards or substitute new awards having an equivalent value.

In the event of a Change in Control and the outstanding stock options and stock appreciation rights are not assumed or replaced, then all unexercisable, unvested, or unpaid portions of such outstanding awards will become immediately exercisable, vested, and payable in full immediately prior to the date of the Change in Control.

In the event of a Change in Control, the lapsing of all vesting conditions and restrictions on any shares subject to any restricted stock award, restricted stock unit, or performance award held by a participant whose service with the Company has not terminated prior to the Change in Control shall be accelerated effective as of the date of the Change in Control. For this purpose, the value of outstanding performance awards will be determined and paid on the basis of the greater of (i) the degree of attainment of the applicable performance goals prior to the date of the Change in Control or (ii) 100% of the pre-established performance goal target.

Any award not assumed, replaced, or exercised prior to the Change in Control will terminate. The 2004 Plan authorizes the Committee, in its discretion, to provide for different treatment of any award, as may be specified in such award's written agreement, which may provide for acceleration of the vesting or settlement of any award, or provide for longer periods of exercisability, upon a Change in Control.

Termination or Amendment. The 2004 Plan will continue in effect until the first to occur of (i) its termination by the Committee, (ii) the date on which all shares available for issuance under the 2004 Plan have been issued and all restrictions on such shares under the terms of the 2004 Plan and the agreements evidencing awards granted under the 2004 Plan have lapsed, or (iii) the tenth anniversary of the 2004 Plan's effective date. The Committee may terminate or amend the 2004 Plan at any time, provided that no amendment may be made without stockholder approval if the Committee deems such approval necessary for compliance with any applicable tax or securities law or other regulatory requirements, including the requirements of any stock exchange or market system on which the Common Stock of the Company is then listed. No termination or amendment may affect any outstanding award unless expressly provided by the Committee, and, in any event, may not adversely affect an outstanding award without the consent of the participant unless necessary to comply with any applicable law, regulation, or rule.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2004 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

Incentive Stock Options. An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option will normally recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, the Company will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the determination date (see discussion under "Nonstatutory Stock Options" below) and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the determination date of an incentive stock option (see discussion under "Nonstatutory Stock Options" below) is treated as an adjustment in computing the optionee's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonstatutory Stock Options and Indexed Stock Options. Options not designated or qualifying as incentive stock options, or as an indexed stock option, will be nonstatutory stock options having no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares on the determination date (as defined below). If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The "determination date" is the date on which the option is exercised unless the shares are subject to a substantial risk of forfeiture (as in the case where an optionee is permitted to exercise an unvested option and receive unvested shares which, until they vest, are subject to the Company's right to repurchase them at the original exercise price upon the optionee's termination of service) and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the exercise date, the optionee may elect, pursuant to Section 83(b) of the Code, to have the exercise date be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the option is exercised. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. No tax deduction is available to the Company with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Appreciation Rights. No taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares of our Common Stock received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards. A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the "determination date" (as defined above under "Nonstatutory Stock Options"). If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Performance and Restricted Stock Units Awards. A participant generally will recognize no income upon the grant of a performance share, performance units, or restricted stock units award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any nonrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above (see discussion under "Restricted Stock"). Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the "determination date" (as defined above under "Nonstatutory Stock Options"), will be taxed as capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Deferred Stock Unit Awards. A participant generally will recognize no income upon the grant of a Deferred Stock Unit Award. Upon the settlement of such an award, the participant normally will recognize ordinary income in the year of settlement in an amount equal to the fair market value of any unrestricted shares of our Common Stock received. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code.

New Plan Benefits

With the exception of stock options that will be granted to non-employee directors, all awards under the 2004 Plan are granted at the discretion of the Committee, and, accordingly, are not yet determinable. No awards have been made under the 2004 Plan which would be issued pursuant to the 4,700,000 share increase requested by this proposal. Benefits under the 2004 Plan depend on a number of factors, including the fair market value of the Company's Common Stock on future dates, actual Company performance against performance goals established with respect to performance awards and decisions made by the participants. Consequently, other than the stock options to be granted to non-employee directors, it is not possible to determine the benefits that might be received by participants under the 2004 Plan. The table below sets forth the stock options granted under the 2004 Plan during the fiscal year ending December 31, 2005 to certain individuals and groups. This table is furnished pursuant to the rules of the Securities and Exchange Commission:

Name and Position	Number of Securities Underlying Options Granted	Weighted Average Exercise Price per Share (USD$)
Ted W. Love, M.D. Chairman of the Board of Directors and Chief Executive Officer	750,000	9.43
Lee Bendekgey, J.D. Senior Vice President and General Counsel	200,000	9.33
Michael D. Levy, M.D., F.F.P.M. Senior Vice President of Research and Development	200,000	9.17
Gary S. Titus, C.P.A. Acting Chief Financial Officer and Chief Accounting Officer	175,000	9.35
Linda A. Fitzpatrick Former Senior Vice President of Human Resources and Corporate Communications	—	—
All current executive officers as a group (4 persons)	1,325,000	9.36
All current directors who are not executive officers, as a group	277,000	6.77
All employees, excluding our executive officers, as a group	1,595,000	8.50

Required Vote and Board of Directors Recommendation

The affirmative vote of a majority of the shares present and entitled to vote at the meeting, at which a quorum is present, either in person or by proxy, is required to approve the adoption of the amendment to the 2004 Plan. If you hold your shares in your own name and abstain from voting on this matter, your abstention will have the same effect as an "Against" vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will not have authority to vote your shares on this proposal. Broker non-votes have no effect and will not be counted towards the vote total for this proposal.

The Board believes that the proposed amendment of the Nuvelo, Inc. 2004 Equity Incentive Plan is in the best interests of the Company and its stockholders for the reasons stated above.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE *FOR* THE APPROVAL OF THE AMENDMENT OF
THE NUVELO, INC.
2004 EQUITY INCENTIVE PLAN
AS SET FORTH IN THIS PROPOSAL NO. 2.

PROPOSAL NO. 3:

RATIFICATION OF
SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected KPMG LLP ("KPMG") as our independent registered public accounting firm for the fiscal year ending December 31, 2006, and has further directed that management submit the selection of our independent registered public accounting firm for ratification by the stockholders at the annual meeting. KPMG audited our financial statements for the fiscal year ended December 31, 2005. Representatives of KPMG are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of KPMG as the Company's independent registered public accounting firm is not required by our Bylaws or otherwise. However, the Board of Directors is submitting the selection of KPMG to our stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board of Directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee and the Board of Directors in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of our Company and our stockholders.

The following table presents fees for professional audit services rendered by KPMG for the audit of the Company's annual financial statements for 2005 and 2004, and fees billed for other services rendered by KPMG during fiscal years 2005 and 2004.

	Fiscal Year Ended	
	2005	2004
Audit fees(a)	$1,060,076	$1,211,682
Audit-related fees(b)	$ —	$ —
Tax fees(c)	$ —	$ 4,500
All other fees	$ —	$ —
Total fees	$1,060,076	$1,216,182

(a) Includes fees for the audit of our annual financial statements included in our Form 10-K and the related audit of internal controls, review of interim financial statements included on Forms 10-Q and services normally provided in connection with statutory and regulatory filings.

(b) Includes fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

(c) Includes fees for tax compliance, tax advice and tax planning.

Pre-Approval Process and Policy

The services performed by the independent registered public accounting firm in 2005 were pre-approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee at its October 29, 2003 meeting. This policy describes the permitted audit, audit-related, tax, and other services that the independent registered public accounting firm may perform. The policy also requires that an annual description of the services expected to be performed by the independent registered public accounting firm during the subsequent fiscal year in each of these categories be presented to the Audit Committee for pre-approval. Any pre-approval details the particular service or category of services.

Any requests for audit, audit-related, tax, and other services not contemplated by those pre-approved services must be submitted to the Audit Committee for specific pre-approval. Generally, pre-approval is considered at the Audit Committee's regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings, as necessary, has been delegated to the chairman of the Audit Committee. In the event that the chairman is not available, the other two Audit Committee members together have the authority to grant specific pre-approval between meetings. The chairman or the other two members must update the Audit Committee at the next regularly scheduled meeting of any services that were granted specific pre-approval.

Required Vote and Board of Directors Recommendation

The affirmative vote of a majority of the shares present and entitled to vote at the meeting, at which a quorum is present, either in person or by proxy, is required for the ratification of the selection of the Company's independent registered public accounting firm. If you hold your shares in your own name and abstain from voting on this matter, your abstention will have the same effect as an "Against" vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will have authority to vote your shares on this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AS SET FORTH IN THIS PROPOSAL NO. 3.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 28, 2006, by: (1) each of our directors; (2) each of our executive officers named in the table titled, "Summary Compensation Table," at page 26 of this Proxy Statement; (3) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock; and (4) all of our directors and current executive officers as a group. As of February 28, 2006, we had 51,656,770 shares of common stock outstanding.

	Shares Beneficially Owned(1)	
Name and Address of Beneficial Owner(1)	Number of Shares	Percentage
Sigma Capital Associates, LLC(2) P.O. Box 58 Victoria House, The Valley Anguilla, British West Indies	3,655,033	7.08%
Ziff Asset Management, L.P.(3) 283 Greenwich Avenue Greenwich, CT 06830	3,912,670	7.57%
Ted W. Love, M.D.(4)	678,729	1.30%
Mary K. Pendergast, J.D., LL.M.(5)	54,832	*
Mark L. Perry, J.D.(6)	50,833	*
Kimberly Popovits(6)	12,500	*
George B. Rathmann, Ph.D.(7)	2,100,692	3.97%
Burton E. Sobel, M.D.(6)	45,000	*
Barry L. Zubrow, J.D., M.B.A.(8)	82,499	*
Lee Bendekgey, J.D.(9)	92,897	*
Linda A. Fitzpatrick(6)	192,918	*
Michael D. Levy, M.D., F.F.P.M.(10)	107,551	*
Gary S. Titus, C.P.A. (11)	79,407	*
All directors and current executive officers as a group (10 persons)(12)	3,304,940	6.12%

* Represents beneficial ownership of less than 1% of our common stock.

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of February 28, 2006, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to the community property laws where applicable, to our knowledge the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address for each person is our address at 201 Industrial Road, Suite 310, San Carlos, California 94070.

(2) Sigma Capital Associates, LLC is the owner of record of 3,655,033 shares. Pursuant to an investment management agreement, Sigma Capital Management, LLC maintains investment and voting power with respect to the securities held by Sigma Capital Associates. Steven A. Cohen controls Sigma Capital Management LLC. Sigma Capital Management and Mr. Cohen do not directly own shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Sigma Capital Management and Mr. Cohen may be deemed to own beneficially 3,655,033 Shares. As reported on Schedule 13G/A filed with the SEC on February 14, 2006, each of Sigma Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

(3) Ziff Asset Management, L.P. is the owner of record of the shares reported. Each of PBK Holdings, Inc., Philip B. Korsant, and ZBI Equities, L.L.C. may be deemed to beneficially own such shares as a result of the direct or indirect power to vote or dispose of such shares, as reported on Schedule 13G/A filed with the SEC on February 14, 2006.

(4) Includes 654,665 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of February 28, 2006 and 2,381 shares of common stock issuable upon the exercise of warrants held by Dr. Love.

(5) Includes 54,166 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of February 28, 2006.

(6) Represents shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of February 28, 2006.

(7) Includes 1,101,666 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of February 28, 2006 and 95,238 shares of common stock issuable upon the exercise of warrants held by The Rathmann Family 1989 Revocable Trust.

(8) Includes 65,833 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of February 28, 2006.

(9) Includes 92,188 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of February 28, 2006.

(10) Includes 95,312 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of February 28, 2006.

(11) Includes 76,688 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of February 28, 2006.

(12) See footnotes 4 through 11 above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, or the Exchange Act, requires our directors and executive officers and persons who beneficially own more than 10% of our common stock to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of our common stock and other equity securities of ours. Executive officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on review of the copies of such reports furnished to us and written representations from certain reporting persons, we believe that during the fiscal year ended December 31, 2005, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were met.

EXECUTIVE OFFICERS

Set forth below is information regarding each of our executive officers as of March 31, 2006.

Name	Age	Position
Ted W. Love, M.D.	47	Chairman of the Board of Directors and Chief Executive Officer
Lee Bendekgey, J.D.	48	Senior Vice President and General Counsel
Michael D. Levy, M.D., F.F.P.M.	45	Senior Vice President of Research and Development
Gary S. Titus, C.P.A.	46	Acting Chief Financial Officer and Chief Accounting Officer

Ted W. Love, M.D. has served as our president since January 2001, our chief executive officer since March 2001, as a member of our Board of Directors since February 2001, and chairman of our Board of Directors since September 2005. Dr. Love served as our president and chief operating officer from January 2001 until March 2001. Prior to joining us, Dr. Love served as senior vice president of development at Theravance Inc. (formerly Advanced Medicine, Inc.) from 1998 to 2001 and as a research physician and vice president of product development at Genentech from 1992 to 1998. Dr. Love holds a B.A. in molecular biology from Haverford College and a M.D. from Yale Medical School. Dr. Love also serves as a member of the board of directors of Santarus, Inc.

Lee Bendekgey, J.D. joined us in July 2004 as our senior vice president and general counsel. Mr. Bendekgey also was our chief financial officer from July 2004 until November 2005. Mr. Bendekgey brings to Nuvelo over 20 years of legal experience. Prior to joining us, Mr. Bendekgey spent approximately six years at Incyte Corporation where he held several executive positions, including executive vice president, general counsel, acting chief financial officer and acting general manager of information business. From 1993 to 1997, Mr. Bendekgey worked for Silicon Graphics, Inc. in Mountain View, California where he held a variety of positions in their legal group. Prior to his time at Silicon Graphics, he served as a partner at Graham & James (now Squire Sanders & Dempsey) where he specialized in intellectual property, corporate, and commercial law and founded the firm's Palo Alto office. Mr. Bendekgey graduated magna cum laude with a bachelor of arts degree from Kalamazoo College and received his J.D. from Stanford University.

Michael D. Levy, M.D., F.F.P.M. joined us in November 2004, as our senior vice president, research and development. In addition to his responsibilities directing our research and development efforts, Dr. Levy oversees our manufacturing operations and the development of our commercial infrastructure. Prior to joining us, Dr. Levy served as vice president of development and chief medical officer of Tularik Inc, from January 2001 until August 2004, when Tularik Inc. was acquired by Amgen, Inc. Dr. Levy worked for Amgen from August 2004 until November 2004 as vice president of development and site head for development for Amgen San Francisco. While at Tularik, Dr. Levy created and built a new development organization and directed the clinical development of seven novel drugs across three therapeutic areas: oncology, metabolic disease and inflammation/immunology. Prior to joining Tularik, Dr. Levy spent 12 years at Glaxo SmithKline Inc., or GSK, in Canada, where he held several positions including his final role as senior vice president of research and development and chief medical officer. While at GSK, he had dual responsibilities for supporting global drug development and the Canadian commercial business. Dr. Levy earned his B.A., M.A. and medical degrees at Cambridge University, U.K. He undertook his surgical residency at the Mayo Clinic and is a Fellow of the Faculty of Pharmaceutical Medicine of the Royal College of Physicians.

Gary S. Titus, C.P.A. joined us in January 2003 as senior director of finance and was promoted to the position of vice president finance and chief accounting officer in July 2004. Mr. Titus became our Acting Chief Financial Officer in November 2005. Mr. Titus brings 18 years of financial management experience to Nuvelo. Prior to joining us, he served as a senior director of finance at emerging life science companies, including Metabolex, Inc. from January 2002 to January 2003 and IntraBiotics Pharmaceuticals, Inc. from January 2000 to January 2002. In addition, he held a variety of financial management positions at Johnson & Johnson from August 1997 to January 2000. Mr. Titus is a certified public accountant and has a bachelor's degree in finance from the University of Florida and a bachelor's degree in accounting from the University of South Florida.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid or accrued by us for the three fiscal years ended December 31, 2005, to or on behalf of our Chief Executive Officer, each of our other executive officers, and one former executive officer (collectively referred to as our "named executive officers").

Summary Compensation Table

		Annual Compensation (USD$)			Long Term Compensation	
Name and Principal Position	**Year**	**Salary**	**Bonus(1)**	**Other Annual Compensation(2)**	**Securities Underlying Options(3)**	**All Other Compensation (USD$)***
Ted W. Love, M.D.(4)	2005	612,500	187,500	—	750,000	—
Chairman of the Board of Directors and	2004	596,000	—	—	500,000	2,291,979
Chief Executive Officer	2003	583,583	—	26,500	133,332	—
Lee Bendekgey, J.D.(5)	2005	335,417	80,000	—	200,000	—
Senior Vice President and General	2004	153,958	—	—	125,000	—
Counsel	2003	—	—	—	—	—
Michael D. Levy, M.D., F.F.P.M.(6)	2005	381,250	—	—	200,000	—
Senior Vice President of Research and	2004	39,531	15,000	—	175,000	—
Development	2003	—	—	—	—	—
Gary S. Titus, C.P.A.(7)	2005	226,667	65,000	—	175,000	—
Acting Chief Financial Officer and Chief	2004	192,646	—	—	65,000	3,517
Accounting Officer	2003	169,896	—	—	19,999	—
Linda A. Fitzpatrick(8)	2005	250,000	80,000	18,933	—	20,875
Former Senior Vice President of Human	2004	240,000	—	—	125,000	—
Resources and Corporate	2003	218,334	—	8,333	50,000	—
Communications						

(1) Bonuses paid in 2005 were based on the achievement of 2004 goals.

(2) Excludes perquisites and other personal benefits, securities or property aggregating less than $50,000 or 10% of the total annual salary and bonus reported for each named executive officer. Includes 2002 merit increase deferred and paid in 2003.

(3) The securities underlying the options are shares of our common stock.

(4) Dr. Love has served as our president since January 2001, as chief executive officer and a director since March 2001, and as our chairman of the Board since September 2005. Salary and bonus information for the year 2005, 2004 and 2003 represents compensation paid since January 2005, 2004 and 2003, respectively. Other compensation received in 2004 reflects compensation paid to Dr. Love for Dr. Love's forfeit of an option to purchase 50,000 shares of the Company's common stock in accordance with the terms of Dr. Love's employment agreement, as further discussed in the section titled, "*Employment and Severance Agreements,*" at page 29 of this Proxy Statement.

(5) Mr. Bendekgey joined us in July 2004 as our senior vice president and general counsel. Mr. Bendekgey also served as our chief financial officer from July 2004 until November 2005. Salary and bonus information for the year 2005, 2004 and 2003 represents compensation paid since January 2005 and July 2004, respectively.

(6) Dr. Levy joined us in November 2004 as our senior vice president of research and development. Salary and bonus information for the year 2005, 2004 and 2003 represents compensation paid since January 2005 and November 2004, respectively.

(7) Mr. Titus joined us in January 2003 as our senior director of finance and was promoted to the position of vice president of finance and chief accounting officer in July 2004. In November 2005, Mr. Titus became our acting chief financial officer. Salary and bonus information for the year 2005, 2004 and 2003 represents

compensation paid since January 2005, 2004 and 2003, respectively. Other compensation received in 2004 reflects compensation Mr. Titus received for the referral of two employees to the Company.

(8) Ms. Fitzpatrick joined us in April 2001 as our senior vice president of human resources. Salary and bonus information for the year 2005, 2004 and 2003 represents compensation paid since January 2005, 2004 and 2003, respectively. Ms. Fitzpatrick resigned from the Company in August 2005. Ms. Fitzpatrick's 2005 salary includes $99,375 of severance pay as salary continuance. Other compensation received in 2005 reflects compensation Ms. Fitzpatrick received related to consulting.

During the periods indicated above, none of the named executive officers received any awards under any long-term incentive plan, and we do not have a pension plan.

Employment and Severance Agreements

Dr. Love's Agreement

In January 2001, we entered into an employment agreement with Dr. Love. Pursuant to the agreement, we were obligated to pay Dr. Love an initial annual salary of $485,000. In addition, Dr. Love is entitled to participate in our management bonus pool, employee benefit plans maintained by us and in other benefits provided to our executive officers, including retirement and 401(k) plans, deferred compensation, medical and dental, annual vacation, paid holidays, sick leave, and similar benefits.

In connection with Dr. Love's employment agreement, we also granted Dr. Love options to purchase an aggregate of 166,666 shares of our common stock, including:

- an option under our 1995 Stock Option Plan to purchase 10,613 shares at an exercise price of $37.69 per share, the fair market value of our common stock on the date of grant as determined under that plan, which shares became exercisable in four equal annual installments commencing one year after the date of grant; and
- an option to purchase 156,053 shares at an exercise price of $37.50 per share, the closing price on the date of grant, of which 50,000 shares became exercisable immediately and the remainder became exercisable in four equal annual installments commencing one year after the date of grant.

In the event of termination of Dr. Love's employment by us other than for cause or if there exists good reason for Dr. Love to terminate:

- any options granted to Dr. Love in connection with his employment agreement or otherwise over the first four years of his employment, beginning January 11, 2001, will immediately become vested and exercisable;
- Dr. Love's right to exercise his options will be extended by eighteen months;
- Dr. Love will immediately receive a lump sum payment equal to twelve months of his then-current base salary; and
- Dr. Love's health, disability and life insurance benefits and those for his family will continue for an additional twelve months.

For purposes of Dr. Love's employment agreement, "good reason" includes events such as the material reduction of Dr. Love's authority, duties, title or responsibilities, the material reduction of Dr. Love's salary, and termination of Dr. Love's employment within one year after a change of control. Dr. Love agreed that our merger with Variagenics, Inc. did not constitute a change of control for purposes of defining good reason.

For purposes of Dr. Love's employment agreement, "change of control" means:

- any event in which we sell, transfer, or dispose of all or substantially all of our assets (or consummation of a similar transaction);
- the dissolution or liquidation of Nuvelo; or
- any merger, consolidation, or transfer of securities of Nuvelo with, or into another corporation or entity, other than a merger, consolidation, or transfer in which the holders of more than 50% of the shares of our capital stock immediately prior to such transaction continue to hold more than 50% of the total voting power of the surviving entity immediately after such transaction.

In the event of Dr. Love's death, the benefits described above shall be paid to his heirs. In the event Dr. Love is disabled for at least six consecutive months while employed by us, we may terminate Dr. Love, but must pay him the benefits described above.

As provided by the terms of Dr. Love's employment agreement, we entered into a loan agreement with Dr. Love, pursuant to which he could borrow up to $2.0 million from us. The loan agreement provided for interest on outstanding balances to accrue at the lowest applicable federal interest rate or such other higher rate of interest, if required, to constitute a market rate of interest as contemplated by the Rules and Regulations of the Financial Accounting Standards Board and the SEC. Interest accrued but was deferred and all interest and principal was due in January 2006. The employment agreement also provided that, at any time following his first year of employment but before the third anniversary of the beginning of his employment, so long as Dr. Love had not exercised his option to purchase 50,000 of the 166,666 shares described above in accordance with his employment agreement, Dr. Love could forfeit the option to purchase 50,000 shares in exchange for $2.0 million plus the accrued interest under the loan agreement, and then the loan would become immediately due and payable.

On July 8, 2002, pursuant to the loan agreement, we loaned Dr. Love $2.0 million to repay the pre-existing loan from Dr. Rathmann to Dr. Love that had been made on February 1, 2001 in the amount of $2.0 million. The $2.0 million payment was made directly to Dr. Love and was considered a loan from us to Dr. Love under the same terms and conditions as the $2.0 million loan provided for in Dr. Love's employment agreement. In January 2004, in accordance with the terms of his employment agreement, Dr. Love forfeited the option to purchase 50,000 shares of our common stock in exchange for a payment from the Company of $2,291,979. Concurrently, Dr. Love repaid his loan to the Company in full, with interest, in the amount of $2,291,979.

Dr. Levy's Agreement

On September 9, 2004, we entered into an employment agreement with Dr. Levy. Pursuant to the agreement, we were obligated to pay Dr. Levy an initial annual salary of $375,000, and a $15,000 hiring bonus, repayable to the Company if Dr. Levy voluntarily left the Company before the first anniversary of his employment. In addition, Dr. Levy is entitled to participate in our management bonus pool, employee benefit plans maintained by us and in other benefits provided to our executive officers, including 401(k) plans, medical, vision and dental, annual vacation, paid holidays, sick leave, and similar benefits.

In connection with Dr. Levy's employment agreement, we also granted Dr. Levy an option under our 2004 Equity Incentive Plan to purchase 175,000 shares of our common stock at an exercise price equal to $9.83 per share, the approximate fair market value of our common stock on the date of his first day of employment. One fourth of Dr. Levy's shares become exercisable one year after the first day of his employment, while the remainder vest monthly in equal installments during a period of three years commencing on the first anniversary of the first day of his employment.

In the event of termination of Dr. Levy's employment by us other than for cause:

- Dr. Levy will receive twelve months of his then-current base salary and any accrued bonus to which he is entitled;
- any options granted to Dr. Levy will continue to vest during the 12 month period of his salary extension; and
- Dr. Levy's health benefits will continue for an additional twelve months.

In the event that Dr. Levy's position is either eliminated or deemed not to be equivalent as a result of a change in control, Dr. Levy is entitled to receive:

- the fully vesting and exercisability of his granted options as of the effective date of the change in control, subject to a single trigger stock acceleration provision agreed upon by the Board;
- Dr. Levy will receive twelve months of his then-current base salary and any accrued bonus to which he is entitled; and
- Dr. Levy's health benefits will continue for an additional twelve months.

1995 Stock Option Plan

All options granted under our 1995 Stock Option Plan, as amended, and our Directors Plan become immediately exercisable in the event of a change of control (as defined in that plan). "Change of Control" under these plans means:

- an acquisition by any entity or group of beneficial ownership of more than 50% of our outstanding securities entitled to vote for the election of directors, or voting securities;
- the commencement by an entity or group of a tender offer (other than by us or one of our subsidiaries) for more than 50% of our outstanding voting securities;
- a merger or consolidation in which the holders of our outstanding voting securities immediately prior to the merger hold less than 50% of the outstanding voting securities of the surviving or resulting corporation;
- a transfer of all or substantially all of our assets other than to an entity of which we hold at least 80% of the voting securities; and
- the election of the lesser of three directors or directors constituting a majority of our Board of Directors without the approval of the incumbent Board of Directors.

Our Board of Directors adopted a resolution providing that our merger with Variagenics did not constitute a change of control under these stock option plans.

2002 Equity Incentive Plan

In the event of an "acquisition" under our 2002 Equity Incentive Plan, the vesting of all options and restricted stock awards outstanding under the 2002 Plan will be accelerated and such awards will be fully exercisable. For purposes of the 2002 Plan, the term "acquisition" means:

- the acquisition by any entity, person, or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Exchange Act, of more than 50% of our outstanding voting securities;
- the effective time of (1) a merger or consolidation of us with one or more corporations as a result of which the holders of our outstanding voting securities immediately prior to such merger hold less than 50% of the voting securities of the surviving or resulting corporation, or (2) a transfer of substantially all of our property or assets other than to an entity of which we own at least 50% of the voting securities; or
- the election to our Board of Directors, without the recommendation or approval of the incumbent Board of Directors, of directors constituting a majority of the number of our directors then in office.

2004 Equity Incentive Plan

The 2004 Equity Incentive Plan, or 2004 Plan, defines a "Change in Control" of the Company as any of the following events upon which the stockholders of the Company immediately before the event do not retain immediately after the event, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the event, direct or indirect beneficial ownership of a majority of the total combined voting power of the voting securities of the Company, its successor, or the corporation to which the assets of the Company were transferred:

- a sale or exchange by the stockholders in a single or series of related transactions of more than 50% of the Company's voting stock;
- a merger or consolidation in which the Company is a party;
- the sale, exchange, or transfer of all or substantially all of the assets of the Company; or
- a liquidation or dissolution of the Company.

If a Change in Control occurs, the surviving, continuing, successor, purchasing, or parent corporation thereof may either assume all outstanding awards or substitute new awards having an equivalent value. In the event of a Change in Control and the outstanding stock options and stock appreciation rights are not assumed or replaced, then all unexercisable, unvested, or unpaid portions of such outstanding awards will become immediately exercisable, vested, and payable in full immediately prior to the date of the Change in Control.

In the event of a Change in Control, the lapsing of all vesting conditions and restrictions on any shares subject to any restricted stock award, restricted stock unit, or performance award held by a participant whose service with the Company has not terminated prior to the Change in Control shall be accelerated effective as of the date of the Change in Control. For this purpose, the value of outstanding performance awards will be determined and paid on the basis of the greater of (i) the degree of attainment of the applicable performance goals prior to the date of the Change in Control or (ii) 100% of the pre-established performance goal target.

Any award not assumed, replaced, or exercised prior to the Change in Control will terminate. The 2004 Plan authorizes the Committee, in its discretion, to provide for different treatment of any award, as may be specified in such award's written agreement, which may provide for acceleration of the vesting or settlement of any award, or provide for longer periods of exercisability, upon a Change in Control.

Executive Change in Control and Severance Benefit Plan

Our Board of Directors approved an Executive Change in Control and Severance Benefit Plan, or the Severance Plan, in December 2004. The plan provides for the payment of severance benefits and/or change in control benefits to our eligible employees. All of our employees at the level of Vice President or above have been designated by our Board as participants in the Severance Plan. Our Board may designate additional individuals as participants.

The Severance Plan describes a "Change in Control" in Nuvelo as any one of the following events:

- a sale or other disposition of all or substantially all of the assets of the Company;
- a merger, consolidation, or similar transaction involving Nuvelo where, immediately after the transaction, the stockholders of Nuvelo immediately prior to the transaction do not directly or indirectly own, voting securities representing at least 50% of the combined outstanding voting power of the surviving entity;
- any person, entity, or group becomes the beneficial owner of securities of Nuvelo representing at least 50% of the combined voting power of Nuvelo's then-outstanding securities, other than by virtue of a merger, consolidation, or similar transaction; or
- the individuals who, at the beginning of any period of two years or less, constituted the Board cease, for any reason, to constitute at least a majority of the Board, unless the election or nomination for election of each new director was approved by the vote of at least a majority of the directors then still in office who were directors at the beginning of the two year period.

If a Change in Control occurs, all Nuvelo stock options and stock awards held by a Severance Plan participant will become fully vested.

The Nuvelo stock options and stock awards held by a Severance Plan participant will also become fully vested if the participant is terminated without cause or constructively terminated within one month preceding our change in control. In addition, if a participant is terminated without cause or constructively terminated one month before or one year after a Change in Control, he or she will also be entitled to cash severance and benefits as follows:

- payment equivalent to twelve months salary, paid over a twelve month period;
- payment equal to the highest cash bonus received by the individual in the preceding three year period; and
- continued medical benefits.

In addition, if a participant is terminated without cause or constructively terminated outside the context of a Change in Control, he or she will be entitled to 12 months of vesting of all stock options and stock awards held by him or her, and cash severance and benefits as follows:

- payment equivalent to twelve months salary, paid over a twelve month period; and
- continued medical benefits.

For the purposes of the Severance Plan, "constructive termination" includes a material diminution in authority, position, or responsibilities, a reduction in base salary, a change in the business location of more than 35 miles, a material breach by Nuvelo of any provisions of the Severance Plan, or any enforceable written agreement between Nuvelo and the participant, or any failure by Nuvelo to obtain assumption of the Plan by a successor. "Cause" includes a refusal or failure to follow the directions of the Board or individual to whom the participant reports, failure to perform duties in a satisfactory manner, or crimes involving moral turpitude, fraud, or dishonesty.

Option Grants in 2005

We granted options to our executive officers under our 2004 Equity Incentive Plan. The following tables show for the fiscal year ended December 31, 2005, certain information regarding options granted to, exercised by, and held at year end by our named executive officers:

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
Name	Number of Securities Underlying Options Granted(#)	% of Total Options Granted to Employees in 2005	Exercise of Base Price($/Sh)(1)	Expiration Date	5%($)	10%($)
Ted W. Love, M.D.	300,000	10.2	9.83	1/7/2015	1,853,667	4,697,556
	450,000	15.3	9.17	8/1/2015	2,593,719	6,572,992
Lee Bendekgey, J.D.	50,000	1.7	9.83	1/7/2015	308,944	782,926
	150,000	5.1	9.17	8/1/2015	864,573	2,190,997
Michael D. Levy, M.D., F.F.P.M.	200,000	6.8	9.17	8/1/2015	1,152,764	2,921,330
Gary S. Titus, C.P.A.	50,000	1.7	9.83	1/7/2015	308,944	782,926
	125,000	4.2	9.17	8/1/2015	720,477	1,825,831
Linda A. Fitzpatrick	—	—	—	—	—	—

(1) All options have a per share exercise price equal to the fair market value of our common stock on the date of grant. These options have a 4-year vesting period with a vesting rate of 25.0% on the first anniversary of the date of grant and 2.1% monthly thereafter.

(2) Reflects the value of the stock option on the date of grant assuming (i) for the 5% column, a 5% annual rate of appreciation in our common stock over the ten-year term of the option, and (ii) for the 10% column, a 10% annual rate of appreciation in our common stock over the ten-year term of the option, in each case without discounting to net present value and before income taxes associated with the exercise. The 5% and 10% assumed rates of appreciation are based on SEC rules and do not reflect Nuvelo's projection or estimate of future stock price growth.

Aggregate Option Exercises in 2005; 2005 Year-End Option Values

The following table shows for the fiscal year ended December 31, 2005, certain information regarding options exercised by, and held at year end by our named executive officers:

			Option Values at December 31, 2005			
			Number of Securities Underlying Unexercised Options at Fiscal Year End(#)(1)		Value of Unexercised In-The-Money Options at Fiscal Year End($)(2)	
Name	Shares Acquired at Exercise(#)	Value Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Ted W. Love, M.D.	—	—	544,666	1,046,998	324,254	152,741
Lee Bendekgey, J.D.	—	—	65,939	259,061	—	—
Michael D. Levy, M.D., F.F.P.M.	—	—	64,062	310,938	—	—
Gary S. Titus, C.P.A.	—	—	55,883	204,116	76,136	29,159
Linda A. Fitzpatrick	—	—	192,918	—	178,874	—

(1) The securities underlying the options are shares of our common stock.

(2) Represents the fair market value of the underlying shares on the last day of the fiscal year 2005 ($8.11 based on the closing price of the common stock as reported on the Nasdaq National Market) less the exercise price of the options multiplied by the number of shares underlying the option.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2005 for all of our equity compensation plans:

Plan Category	No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	No. of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	6,856,650	$14.66	1,198,843
Equity compensation plans not approved by security holders(1)	156,873	$34.94	—
Total	7,013,523	$15.11	1,198,843

(1) Consists of options granted to a former director and two executive officers of the company described below which are not required to be and have not been approved by our stockholders.

Non-Stockholder Approved Equity Arrangements

On October 30, 1998, we granted an option to purchase 820 shares of common stock at an exercise price of $14.25 per share to Ms. Greta E. Marshall, who was a director of Hyseq, Inc. from 1994 until her death in 2001. The right to exercise these fully-vested stock options passed to Ms. Marshall's husband upon her death, and these stock options are all outstanding as of December 31, 2005. In 2001, we granted options to purchase shares of common stock to certain of our officers in connection with and as an inducement to their commencement of employment with us. Specifically, on January 11, 2001, we granted an option to purchase 156,053 shares of common stock at an exercise price of $37.50 per share to Dr. Love, of which 106,053 are outstanding as of December 31, 2005. On April 24, 2001, we granted an option to purchase 50,000 shares of common stock at an exercise price of $29.87 per share to Ms. Fitzpatrick, which are all outstanding as of December 31, 2005.

The option exercise prices for these option grants are equal to the closing sales price for our common stock on the last trading day prior to the date of grant. Each of these options has a 10-year term. Dr. Love and

Ms. Fitzpatrick's options vest in cumulative annual installments of 25%. In the event of a change of control, all of Dr. Love's and Ms. Fitzpatrick's options will become 100% vested and exercisable immediately. Dr. Love and Ms. Fitzpatrick's options may be exercised for 30 days following their termination of employment with the Company (or for one year after their employment is terminated as a result of his or her death or disability). All of these option grants are not required to be and have not been approved by our stockholders.

Compensation Committee Interlocks and Insider Participation

On January 1, 2005 through December 13, 2005, the Compensation Committee consisted of Mr. Perry and Mr. Zubrow. From December 13, 2005 through the end of the 2005 fiscal year, the Compensation Committee consisted of Mr. Perry, Ms. Popovits, and Mr. Zubrow. None of Mr. Perry, Ms. Popovits, or Mr. Zubrow (i) was formerly an officer or employee of us, (ii) was formerly an officer of us or any of our subsidiaries, or (iii) engaged in any transactions described under the heading "Certain Transactions." During the fiscal year ended December 31, 2005, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Dr. Rathmann, a member of the Company's board of directors and chairman emeritus, provided a $20.0 million line of credit to the Company in August 2001, of which $11.0 million has been drawn down, with the remaining $9.0 million having expired unused. The related promissory note bears interest at the prime rate plus 1%. In November 2003, the Company began repaying the outstanding balance over 48 months with equal monthly principal payments of $0.2 million. Accrued interest will be paid with the final payment in October 2007, unless both are repaid before then. As of December 31, 2005, the remaining principal and accrued interest totaled $6.9 million, and the interest rate on the note on this date was 8.25%. The outstanding principal and interest under the note may be repaid at any time upon mutual agreement, by conversion into shares of the Company's common stock at a price based upon the average price of Nuvelo's common stock over a 20-day period ending 2 days prior to the conversion or, if in connection with an equity financing, at the offering price. As of December 31, 2005, 818,347 shares would be issuable upon conversion of the full amount of the principal and interest outstanding on the note. The personal guarantee that Dr. Rathmann had provided to The Irvine Company, related to the 985 Almanor Avenue facility lease, was terminated during 2005.

COMPENSATION COMMITTEE REPORT

The Compensation Committee is currently comprised of Mr. Perry, as chairperson, Ms. Popovits, who joined the Committee in December 2005, and Mr. Zubrow. The Compensation Committee consisted of Mr. Perry and Mr. Zubrow from January 1, 2005, until December 13, 2005. Under its charter, the Committee assists the Board of Directors in fulfilling its fiduciary responsibilities with respect to oversight of the Company's compensation plans, policies, and programs, especially those regarding executive compensation and employee benefits. The Compensation Committee's responsibilities under its charter include approving the compensation and stock option grants for our executive officers, and administering our stock option and employee stock purchase plans. The Compensation Committee bases its decisions on our executive compensation philosophy, which seeks to encourage high performance, promote accountability and adherence to the Company's values and its code of conduct, assure that employee interests are aligned with those of the Company's stockholders, and attract and retain talented leadership to serve the long-term best interests of the Company.

Salaries

Our Compensation Committee reviews the salaries of our executive officers on an annual basis. In an effort to attract and retain executive officers with experience that we believe is necessary for our development as a biopharmaceutical company, we set executive officer salaries at a competitive level. In 2005, the Committee used a variety of survey materials to evaluate the salaries of our executive officers, with particular reference to the compensation of executives holding comparable positions at a list of peer companies selected based on similarities in stage of development, market capitalization, organizational scale and complexity, and to a lesser extent, geographic proximity.

In setting salaries of executive officers, the Committee also gives careful consideration to the performance of each officer and his or her contributions to the Company's achievement of its strategic objectives. Each year, the Committee determines salary increases after an analysis of our achievement of corporate goals and an evaluation of the individual's achievement of personal goals. Particular emphasis is placed on the individual executive officer's level of responsibility for and role in meeting our strategic, scientific, clinical development, and financial objectives.

Because of our stage of development, the Committee has not used either profitability or the market value of our stock as a significant factor in setting executive officer salaries.

Bonuses

In 2004, the Committee established a bonus plan for the Company's executive officers and other senior management employees, with eligible employees receiving bonuses for the first time in 2005 based on achievement of 2004 goals. The Committee determines and approves the size of the bonus pool for executive officers and other senior managers based upon achievement of pre-established corporate goals. The target bonus pool is initially established based on the base compensation of eligible officers and employees: for 2005, the target bonuses were 25% of base salary for the Chief Executive Officer and senior vice presidents, 20% for vice presidents, and 15% for senior directors. The Committee retains the discretion to increase the bonus pool by up to 50% in cases where the Company significantly outperforms its target goals. The Committee determines the amount of the bonus for each of our executive officers, with advice from our management. The Committee makes its determinations based upon the Company's accomplishment of its corporate goals and the individual's accomplishment of individual goals compared to (but not restricted to) a list of goals previously approved by management and the Committee. The corporate goals considered for 2004 bonus purposes comprised three categories: advancement of research and development programs, financial position and targets, and general corporate goals. The Committee also considers general business and economic factors relating to the Company in recommending the size of the bonus pool and adjusts bonuses based on those factors as well. Management also seeks the advice of the Committee with regard to bonuses proposed for other senior managers who participate in the bonus plan.

In March 2005, the Committee approved and adopted a list of corporate goals, the accomplishment of which were used to determine the amount of any management bonuses to be paid with respect to the 2005 fiscal year. The goals were weighted and are based on internal targets, which are divided into three main categories, as follows: product advancement opportunities are weighted 55%, financial position targets are weighted 30%, and general corporate goals are weighted 15%. Based on the Company's success in achieving these stated targets and other corporate accomplishments, the Committee increased the bonus pool for 2005 by 40%. Bonuses for achievement of 2005 goals were paid in February 2006.

Stock Options

Stock option awards are intended to align the interests of executive officers with the interests of the stockholders in our long-term performance. Stock option awards are granted for the purposes of executive officer retention and to reward performance. The Committee has developed guidelines for executive officer stock option awards, in consultation with our management. The guidelines are based upon:

- analysis of long-term incentive awards based on each individual executive officer's position;
- responsibilities, performance, and contribution to the achievement of our long-term goals; and

- competitive stock option data from peer biotechnology companies selected based on similarity in market capitalization, stage of development, organizational scale and complexity, and to a lesser degree, geographic proximity.

The Committee reviews the equity positions of all executive officers annually in July of each year and may make additional grants to executive officers on a periodic basis as appropriate.

In March 2005, the Committee approved the amendment of the form of Stock Option Agreement for our executive officers to provide that the period of exercisability of the stock option following termination of employment with us will begin to run upon the expiration of any lock-up agreement that the executive officer has entered into to facilitate a Company transaction, rather than upon termination of employment.

Chief Executive Officer's Compensation

The Committee evaluated Dr. Love's salary in 2005 based upon survey information for other chief executive officers, as it did for other executive officers. Dr. Love's annual base salary commencing August 1, 2005, is $630,000, a $30,000 increase over his 2004 salary. Dr. Love's salary and stock option grants take into account our success in meeting our strategic, scientific, clinical development, and financial objectives and his success in meeting personal objectives set by the Board. Two separate stock option grants, totaling 750,000 shares, were granted to Dr. Love in 2005 to reward performance and for retention purposes.

Dr. Love received a bonus of $187,500 in 2005 based on the Company's achievement of corporate goals in 2004.

Because of our stage of development, we have not used either profitability or the market value of our stock as significant factors to be considered in setting Chief Executive Officer compensation.

Internal Revenue Code Section 162(m)

Under Section 162(m) of the Internal Revenue Code, the amount of compensation paid to certain executive officers that is deductible with respect to our corporate taxes is limited to $1,000,000 annually. It is the current policy of the Committee to maximize, to the extent reasonably possible, our ability to obtain a corporate tax deduction for compensation paid to our executive officers to the extent consistent with the best interests of our Company and our stockholders.

COMPENSATION COMMITTEE

Mark L. Perry, Chairperson[1]
Kimberly Popovits[2]
Barry L. Zubrow[3]

---

(1) A member since March 19, 2004
(2) A member since December 13, 2005
(3) A member since February 3, 2004

The Compensation Committee report on executive officer compensation shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or the Exchange Act, and shall not otherwise be deemed filed under these acts.

AUDIT COMMITTEE REPORT

Our Audit Committee was established on March 4, 1997, adopted its original Audit Committee charter on August 2, 2000, and adopted its current Audit Committee charter on March 23, 2005. The Audit Committee consisted of Mr. Zubrow, acting as chairman, Mr. Martin A. Vogelbaum and Mr. Perry from January 1, 2005 up until February 10, 2005. Mr. Vogelbaum resigned from the Board on February 10, 2005. From February 10, 2005 up until March 23, 2005, the Audit Committee consisted of Mr. Perry and Mr. Zubrow. From March 23, 2005, through the end of the 2005 fiscal year, the Audit Committee consisted of Mr. Zubrow, as the chairperson, Dr. Sobel and Mr. Perry. Mr. Zubrow, as the chairperson, Mr. Perry and Dr. Sobel presently serve on the Audit Committee. All three current Committee members are "independent" directors, as determined in accordance with Rule 10A-3(b)(1) of the Exchange Act and the current rules of the National Association of Securities Dealers' listing standards. Mr. Perry and Mr. Zubrow are each an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K.

Management is responsible for the preparation, presentation, and integrity of the Company's financial statements, accounting and financial reporting principles, and the establishment and effectiveness of internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles and auditing management's assessment of the effectiveness of internal control over financial reporting. The independent registered public accounting firm has free access to the Committee to discuss any matters it deems appropriate. The Committee's responsibility is to monitor and oversee these processes. The following is the Committee's report submitted to the Board of Directors for the fiscal year ended December 31, 2005.

The Audit Committee met nine times during 2005 and has:

- reviewed and discussed our Company's audited financial statements with management and the independent registered public accounting firm;
- discussed with KPMG LLP, our Company's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, as may be modified or supplemented; and
- received from KPMG LLP the written disclosures and the letter regarding their independence as required by Independence Standards Board Standard No. 1, as may be modified or supplemented, and discussed the registered public accounting firm's independence with them.

In addition, based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 for filing with the SEC.

AUDIT COMMITTEE

Barry L. Zubrow, Chairperson[1]
Mark L. Perry[2]
Dr. Burton E. Sobel[3]

(1) A member since February 3, 2004
(2) A member since December 10, 2003
(3) A member since March 23, 2005

The Audit Committee report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or the Exchange Act, and shall not otherwise be deemed filed under these acts.

STOCK PERFORMANCE GRAPH

The following graph compares the annual percentage change in our cumulative total stockholder return on our common stock, for the period from January 1, 2000 through December 31, 2005, with the comparable return of three indexes: NASDAQ Composite, NASDAQ BIOTECH and the American Stock Exchange Biotech Index. We have not paid any dividends on our common stock, and no dividends are included in the representation of our performance. The graph assumes you invested $100 in our common stock and in each of the indices on December 31, 1998. The stock price performance on the graph below is not necessarily indicative of future price performance.


$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Dollars
2000
2001
2002
2003
2004
2005
Nuvelo, Inc.
Amex Biotechnology
NASDAQ Biotechnology
NASDAQ Composite

December 2005

		2000	2001	2002	2003	2004	2005
Nuvelo, Inc.	Return%		-46.28	-88.73	302.28	-6.20	-17.67
	Cum $	100.00	53.72	6.05	24.35	22.85	18.81
Amex Biotechnology	Return%		-8.47	-41.76	44.92	11.08	25.13
	Cum $	100.00	91.53	53.31	77.25	85.81	107.37
NASDAQ Biotech	Return%		-16.20	-45.32	45.74	6.11	2.82
	Cum $	100.00	83.80	45.82	66.78	70.86	72.86
NASDAQ Composite—Total Returns	Return%		-20.79	-31.24	50.79	9.16	2.12
	Cum $	100.00	79.21	54.46	82.12	89.65	91.54

At December 31, 2005, the closing price of our common stock was $8.11 per share.

The stock performance graph above shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent we specifically incorporate this information by reference, and shall not otherwise be deemed filed under these acts.

OTHER INFORMATION

Other Matters at the Meeting

We do not know of any matters to be presented at the annual meeting other than those mentioned in this Proxy Statement. If any other matters are properly brought before the annual meeting, it is intended that the proxies will be voted in accordance with the best judgment of the person or persons voting the proxies.

Annual Report on Form 10-K; Available Information

We have filed with the SEC an Annual Report on Form 10-K. Each stockholder receiving this Proxy Statement will also be provided with a copy of our Annual Report to Stockholders. We will provide without charge a copy of our Nuvelo, Inc. 2004 Plan and/or our Annual Report on Form 10-K upon written request to our Secretary. Copies of exhibits to our Annual Report on Form 10-K are available from us upon reimbursement of our reasonable costs in providing these documents and written request to our Secretary. Please address requests for these documents to: Secretary, Nuvelo, Inc., 201 Industrial Road, Suite 310, San Carlos, California 94070. Our filings with the SEC may be inspected at the offices of the Securities and Exchange Commission located in Washington, D.C. Documents filed electronically with the Securities and Exchange Commission may also be accessed through the website maintained by it at: www.sec.gov or through our website at www.nuvelo.com.

Stockholder Proposals for 2006 Annual Meeting

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in our proxy statement and for consideration at our next annual meeting of stockholders by submitting their proposals to us in a timely manner. In order to be so included for the 2007 annual meeting of stockholders, stockholder proposals must comply with the requirements of Rule 14a-8 and must be received by us no later than January 24, 2007, unless the meeting date is before April 24, 2007 or after June 23, 2007, in which case a reasonable time before we begin to print and mail our proxy materials. In addition, our By-laws establish an advance notice procedure with regard to certain matters, including stockholder proposals not included in our proxy statement, to be brought before an annual meeting of stockholders. In general, notice must be received by our Secretary not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting and must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters. Therefore, to be presented at our 2007 annual meeting of stockholders, such a proposal must be received by us after February 23, 2007, but no later than March 27, 2007. If the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice must be received not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. If a stockholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear or send a qualified representative to present his proposal at such meeting, we need not present the proposal for a vote at such meeting. Stockholders should also review a copy of the Company's By-laws for additional notice and informational requirements required to be included in a stockholder proposal or nomination to receive consideration by the Company.

By order of the Board of Directors



Ted. W. Love, M.D.
Chairman of the Board of Directors
and Chief Executive Officer

San Carlos, California
April 14, 2006

APPENDIX A

NUVELO, INC.

AMENDED 2004 EQUITY INCENTIVE PLAN

NUVELO, INC.
2004 EQUITY INCENTIVE PLAN

TABLE OF CONTENTS

AMENDED AND RESTATED
NUVELO, INC.
2004 EQUITY INCENTIVE PLAN

1. *ESTABLISHMENT, PURPOSE AND TERM OF PLAN.*

1.1 **Establishment.** The Nuvelo, Inc. 2004 Equity Incentive Plan (the ***"Plan"***) was originally established effective as of May 6, 2004, the date of its approval by the stockholders of the Company (the ***"Effective Date"***), and was subsequently amended and restated on May 24, 2005. The Plan was again, subject to stockholder approval, amended and restated by the Board on March 7, 2006.

1.2 **Purpose.** The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Indexed Options, Stock Appreciation Rights, Restricted Stock Purchase Rights, Restricted Stock Bonuses, Performance Shares, Performance Units, Restricted Stock Units and Deferred Stock Units. After the Effective Date, the Company shall terminate, and no longer issue any awards from under, the Company's 2002 Equity Incentive Plan, Director Stock Option Plan, Scientific Advisory Board/Consultants Stock Option Plan, 1995 Stock Option Plan and the Variagenics 1997 Employee, Director & Consultant Stock Option Plan.

1.3 **Term of Plan.** The Plan shall continue in effect until the earlier of its termination by the Board or the date on which all of the shares of Stock available for issuance under the Plan have been issued and all restrictions on such shares under the terms of the Plan and the agreements evidencing Awards granted under the Plan have lapsed. However, all Incentive Stock Options shall be granted, if at all, within ten (10) years from the Effective Date.

2. *DEFINITIONS AND CONSTRUCTION.*

2.1 **Definitions.** Whenever used herein, the following terms shall have their respective meanings set forth below:

(a) ***"Affiliate"*** means (i) an entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) an entity, other than a Subsidiary Corporation, that is controlled by the Company directly, or indirectly through one or more intermediary entities. For this purpose, the term "control" (including the term "controlled by") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the relevant entity, whether through the ownership of voting securities, by contract or otherwise; or shall have such other meaning assigned such term for the purposes of registration on Form S-8 under the Securities Act.

(b) ***"Award"*** means any Option, Indexed Option, SAR, Restricted Stock Purchase Right, Restricted Stock Bonus, Performance Share, Performance Unit, Restricted Stock Unit or Deferred Stock Unit granted under the Plan.

(c) ***"Award Agreement"*** means a written agreement between the Company and a Participant setting forth the terms, conditions and restrictions of the Award granted to the Participant. An Award Agreement may be an "Option Agreement," an "Indexed Option Agreement," a "SAR Agreement," a "Restricted Stock Purchase Agreement," a "Restricted Stock Bonus Agreement," a "Performance Share Agreement," a "Performance Unit Agreement," a "Restricted Stock Unit Agreement," or a "Deferred Stock Unit Agreement."

(d) ***"Board"*** means the Board of Directors of the Company.

(e) ***"Code"*** means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

(f) *"Committee"* means the Compensation Committee or other committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. If no committee of the Board has been appointed to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(g) *"Company"* means Nuvelo, Inc., a Nevada corporation, or any successor corporation thereto.

(h) *"Consultant"* means a person engaged to provide consulting or advisory services (other than as an Employee or a member of the Board) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on a Form S-8 Registration Statement under the Securities Act.

(i) *"Deferred Stock Unit"* means a bookkeeping entry representing a right granted to a Participant pursuant to Section 11 of the Plan to receive a share of Stock on a date determined in accordance with the provisions of Section 11 and the Participant's Award Agreement.

(j) *"Director"* means a member of the Board.

(k) *"Disability"* means the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) of the Code.

(l) *"Dividend Equivalent"* means a credit, made at the discretion of the Committee or as otherwise provided by the Plan, to the account of a Participant in an amount equal to the cash dividends paid on one share of Stock for each share of Stock represented by an Award held by such Participant.

(m) *"Employee"* means any person treated as an employee (including an Officer or a Director who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; provided, however, that neither service as a Director nor payment of a Director's fee shall be sufficient to constitute employment for purposes of the Plan. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. For purposes of an individual's rights, if any, under the Plan as of the time of the Company's determination, all such determinations by the Company shall be final, binding and conclusive, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination.

(n) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(o) *"Fair Market Value"* means, as of any date, the value of a share of Stock or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i) If, on such date, the Stock is listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall, unless expressly determined otherwise by the Committee, in its discretion, be the average of the high and low price of a share of Stock on such date, as quoted on the Nasdaq National Market, The Nasdaq SmallCap Market or such other national or regional securities exchange or market system constituting the primary market for the Stock, as reported in *The Wall Street Journal* or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Committee, in its discretion.

(ii) If, on such date, the Stock is not listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse.

(p) *"Incentive Stock Option"* means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.

(q) *"Indexed Option"* means an Option with an exercise price which either increases by a fixed percentage over time or changes by reference to a published index, as determined by the Committee and set forth in the Option Agreement.

(r) *"Insider"* means an Officer, a Director or any other person whose transactions in Stock are subject to Section 16 of the Exchange Act.

(s) *"Nonstatutory Stock Option"* means an Option not intended to be (as set forth in the Award Agreement) an incentive stock option within the meaning of Section 422(b) of the Code.

(t) *"Officer"* means any person designated by the Board as an officer of the Company.

(u) *"Option"* means the right to purchase Stock at a stated price for a specified period of time granted to a Participant pursuant to Section 6 of the Plan. An Option may be either an Incentive Stock Option, a Nonstatutory Stock Option or an Indexed Option.

(v) *"Parent Corporation"* means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(w) *"Participant"* means any eligible person who has been granted one or more Awards.

(x) *"Participating Company"* means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(y) *"Participating Company Group"* means, at any point in time, all entities collectively which are then Participating Companies.

(z) *"Performance Award"* means an Award of Performance Shares or Performance Units.

(aa) *"Performance Award Formula"* means, for any Performance Award, a formula or table established by the Committee pursuant to Section 9.3 of the Plan which provides the basis for computing the value of a Performance Award at one or more threshold levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

(bb) *"Performance Goal"* means a performance goal established by the Committee pursuant to Section 9.3 of the Plan.

(cc) *"Performance Period"* means a period established by the Committee pursuant to Section 9.3 of the Plan at the end of which one or more Performance Goals are to be measured.

(dd) *"Performance Share"* means a bookkeeping entry representing a right granted to a Participant pursuant to Section 9 of the Plan to receive a payment equal to the value of a Performance Share, as determined by the Committee, based on performance.

(ee) *"Performance Unit"* means a bookkeeping entry representing a right granted to a Participant pursuant to Section 9 of the Plan to receive a payment equal to the value of a Performance Unit, as determined by the Committee, based upon performance.

(ff) *"Prior Plan Options"* means any option or other award granted by the Company which is subject to vesting or repurchase by the Company, including specifically, all such options and awards granted pursuant to the Company's 2002 Equity Incentive Plan, Director Stock Option Plan, Scientific Advisory Board/Consultants Stock Option Plan, 1995 Stock Option Plan and the Variagenics 1997 Employee, Director & Consultant Stock Option Plan which is outstanding on or after the Effective Date.

(gg) *"Restricted Stock Award"* means an Award of a Restricted Stock Bonus or a Restricted Stock Purchase Right.

(hh) *"Restricted Stock Bonus"* means Stock granted to a Participant pursuant to Section 8 of the Plan.

(ii) *"**Restricted Stock Purchase Right**"* means a right to purchase Stock granted to a Participant pursuant to Section 8 of the Plan.

(jj) *"**Restricted Stock Unit**"* or *"**Stock Unit**"* means a bookkeeping entry representing a right granted to a Participant pursuant to Section 10 of the Plan to receive a share of Stock on a date determined in accordance with the provisions of Section 10 and the Participant's Award Agreement.

(kk) *"**Restriction Period**"* means the period established in accordance with Section 8.5 of the Plan during which shares subject to a Restricted Stock Award are subject to Vesting Conditions.

(ll) *"**Retirement**"* means a Participant's termination of Service, if as of the date of such termination, the Participant has reached the age of fifty-eight (58) and has completed eight (8) years of continuous Service to the Participating Company Group. A Participant who terminates Service with the Participating Company Group and resumes Service more than six (6) months after his or her original termination date, will not have his or her Service with the Participant Company Group prior to his or her original termination date count for purposes of determining Retirement. Notwithstanding the foregoing, the Board shall have the discretion to determine on a case by case basis whether such prior Service with the Participant Company Group may be counted for purposes of Retirement. The Board will notify any rehired Participant if the Board has determined such prior Service will count towards Retirement, and in the absence of such notification from the Board, such Service shall not be counted for purposes of Retirement.

(mm) *"**Rule 16b-3**"* means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(nn) *"**SAR**"* or *"**Stock Appreciation Right**"* means a bookkeeping entry representing, for each share of Stock subject to such SAR, a right granted to a Participant pursuant to Section 7 of the Plan to receive payment of an amount equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price.

(oo) *"**Section 162(m)**"* means Section 162(m) of the Code.

(pp) *"**Securities Act**"* means the Securities Act of 1933, as amended.

(qq) *"**Service**"* means a Participant's employment or service with the Participating Company Group, whether in the capacity of an Employee, a Director or a Consultant. A Participant's Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders such Service or a change in the Participating Company for which the Participant renders such Service, provided that there is no interruption or termination of the Participant's Service. Furthermore, a Participant's Service shall not be deemed to have terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company. However, if any such leave taken by a Participant exceeds ninety (90) days, then on the one hundred eighty-first (181st) day following the commencement of such leave any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and instead shall be treated thereafter as a Nonstatutory Stock Option, unless the Participant's right to return to Service with the Participating Company Group is guaranteed by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or required by law, a leave of absence shall not be treated as Service for purposes of determining vesting under the Participant's Award Agreement. A Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the entity for which the Participant performs Service ceasing to be a Participating Company. In addition, a Participant's Service shall be deemed to have terminated if, in the Committee's sole discretion, the Participant's employment relationship is transferred to an Affiliate or Subsidiary Corporation and the Participant is offered a replacement equity award from the Affiliate or Subsidiary Corporation. Subject to the foregoing, the Company, in its discretion, shall determine whether the Participant's Service has terminated and the effective date of such termination.

(rr) *"**Stock**"* means the common stock of the Company, as adjusted from time to time in accordance with Section 4.2 of the Plan.

(ss) *"**Subsidiary Corporation**"* means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

(tt) *"**Ten Percent Owner**"* means a Participant who, at the time an Incentive Stock Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

(uu) *"**Vesting Conditions**"* mean those conditions established in accordance with Section 8.5 or Section 10.3 of the Plan prior to the satisfaction of which shares subject to a Restricted Stock Award or Restricted Stock Unit Award, respectively, remain subject to forfeiture or a repurchase option in favor of the Company upon the Participant's termination of Service.

2.2 **Construction.** Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

3. *ADMINISTRATION.*

3.1 **Administration by the Committee.** The Plan shall be administered by the Committee. All questions of interpretation of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final and binding upon all persons having an interest in the Plan or such Award.

3.2 **Authority of Officers.** Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided the Officer has apparent authority with respect to such matter, right, obligation, determination or election. The Board may, in its discretion, delegate to a committee comprised of one or more Officers the authority to grant one or more Awards, without further approval of the Board or the Committee, to any Employee, other than a person who, at the time of such grant, is an Insider; provided, however, that (a) such Awards shall not be granted for shares in excess of the maximum aggregate number of shares of Stock authorized for issuance pursuant to Section 4.1, (b) the exercise price per share of each Option shall be not less than the Fair Market Value per share of the Stock on the effective date of grant (or, if the Stock has not traded on such date, on the last day preceding the effective date of grant on which the Stock was traded), and (c) each such Award shall be subject to the terms and conditions of the appropriate standard form of Award Agreement approved by the Board or the Committee and shall conform to the provisions of the Plan and such other guidelines as shall be established from time to time by the Board or the Committee.

3.3 **Administration with Respect to Insiders.** With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan shall be administered in compliance with the requirements, if any, of Rule 16b-3.

3.4 **Committee Complying with Section 162(m).** If the Company is a "publicly held corporation" within the meaning of Section 162(m), the Board may establish a Committee of "outside directors" within the meaning of Section 162(m) to approve the grant of any Award which might reasonably be anticipated to result in the payment of employee remuneration that would otherwise exceed the limit on employee remuneration deductible for income tax purposes pursuant to Section 162(m).

3.5 **Powers of the Committee.** In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Committee shall have the full and final power and authority, in its discretion:

(a) to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Stock or units to be subject to each Award;

(b) to determine the type of Award granted and to designate Options as Incentive Stock Options, Nonstatutory Stock Options or Indexed Options;

(c) to determine the Fair Market Value of shares of Stock or other property;

(d) to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares purchased pursuant to any Award, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with Award, including by the withholding or delivery of shares of Stock, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of the expiration of any Award, (vii) the effect of the Participant's termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e) to determine whether an Award of Restricted Stock Units, SARs, Performance Shares or Performance Units will be settled in shares of Stock, cash, or in any combination thereof;

(f) to approve one or more forms of Award Agreement;

(g) to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto;

(h) to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following a Participant's termination of Service;

(i) to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws or regulations of or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose citizens may be granted Awards;

(j) to authorize, in conjunction with any applicable Company deferred compensation plan, that the receipt of cash or Stock subject to any Award under this Plan, may be deferred under the terms and conditions of such Company deferred compensation plan; and

(k) to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.

3.6 **No Repricing.** Without the affirmative vote of holders of a majority of the shares of Stock cast in person or by proxy at a meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding shares of Stock is present or represented by proxy, the Board shall not approve a program providing for either (a) the cancellation of outstanding Options and/or SARs and the grant in substitution therefore of any new Awards, including specifically any new Options and/or SARs having a lower exercise price or (b) the amendment of outstanding Options and/or SARs to reduce the exercise price thereof. This paragraph shall not be construed to apply to "issuing or assuming a stock option in a transaction to which section 424(a) applies," within the meaning of Section 424 of the Code.

3.7 **No Restricted Stock Award Acceleration.** Notwithstanding any provision of the Plan to the contrary, no Restricted Stock Award may be granted which provides, or subsequently amended to provide, for (i) any acceleration of vesting for any reason other than upon a Change in Control or after the Participant's death or Disability and (ii) vesting of one hundred percent (100%) of any such Restricted Stock Award prior to the passage of three (3) years of Service (unless such Restricted Stock Award will vest in accordance with the satisfaction of any Performance Measure set forth in Section 9.4).

3.8 **Indemnification.** In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, members of the

Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4. *SHARES SUBJECT TO PLAN.*

4.1 **Maximum Number of Shares Issuable.** Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be granted under the Plan shall be Eleven Million Four Hundred and Four Thousand and Eighty-Five (11,404,085), reduced at any time by the number of shares subject to the Prior Plan Options. Such shares shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof. If any outstanding Award, including any Prior Plan Options, for any reason expires or is terminated or canceled without having been exercised or settled in full, or if shares of Stock acquired pursuant to an Award subject to forfeiture or repurchase, including any Prior Plan Options, are forfeited or repurchased by the Company, the shares of Stock allocable to the terminated portion of such Award, including any Prior Plan Options, or such forfeited or repurchased shares of Stock shall again be available for grant under the Plan. Shares of Stock shall not be deemed to have been granted pursuant to the Plan with respect to any portion of an Award that is settled in cash. Notwithstanding anything to the contrary in this Section 4.1, the following shares of Stock shall not be available for reissuance under the Plan: (i) shares of Stock with respect to which the Participant has received the benefits of ownership (other than voting rights), either in the form of dividends, shares sold pursuant to a Cashless Exercise described in Section 6.3(a) or otherwise; (ii) shares of Stock which are withheld from any Award or payment under the Plan to satisfy tax withholding obligations pursuant to Section 15.2; (iii) shares of Stock which are surrendered by any Participant (through a Cashless Exercise, actual delivery of the shares or attestation of ownership) to fulfill tax withholding obligations or to pay the applicable exercise price for any Award; and (iv) shares of Stock subject to the grant of a SAR which are not issued upon settlement of the SAR.

4.2 **Adjustments for Changes in Capital Structure.** Subject to any required action by the stockholders of the Company, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting normal cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate adjustments shall be made in the number and class of shares subject to the Plan and to any outstanding Awards, and in the exercise or purchase price per share under any outstanding Award in order to prevent dilution or enlargement of Participants' rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as "effected without receipt of consideration by the Company." Any fractional share resulting from an adjustment pursuant to this Section 4.2 shall be rounded down to the nearest whole number, and in no event may the exercise or purchase price under any Award be decreased to an amount less than the par value, if any, of the stock subject to such Award. The adjustments determined by the Committee pursuant to this Section 4.2 shall be final, binding and conclusive.

5. *ELIGIBILITY AND AWARD LIMITATIONS.*

5.1 **Persons Eligible for Awards.** Awards may be granted only to Employees, Consultants and Directors. For purposes of the foregoing sentence, "Employees," "Consultants" and "Directors" shall include prospective Employees, prospective Consultants and prospective Directors to whom Awards are granted in connection with written offers of an employment or other service relationship with the Participating Company Group; provided, however, that no Stock subject to any such Award shall vest, become exercisable or be issued prior to the date on which such person commences Service.

5.2 **Participation.** Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one (1) Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

5.3 **Incentive Stock Option Limitations.**

(a) ***Persons Eligible.*** An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee of the Company, a Parent Corporation or a Subsidiary Corporation (each being an *"ISO-Qualifying Corporation"*). Any person who is not an Employee of an ISO-Qualifying Corporation on the effective date of the grant of an Option to such person may be granted only a Nonstatutory Stock Option. An Incentive Stock Option granted to a prospective Employee upon the condition that such person become an Employee of an ISO-Qualifying Corporation shall be deemed granted effective on the date such person commences Service with an ISO-Qualifying Corporation, with an exercise price determined as of such date in accordance with Section 6.1.

(b) ***Fair Market Value Limitation.*** To the extent that options designated as Incentive Stock Options (granted under all stock option plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for stock having a Fair Market Value greater than One Hundred Thousand dollars ($100,000), the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of stock shall be determined as of the time the option with respect to such stock is granted. If the Code is amended to provide for a different limitation from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise, shares issued pursuant to each such portion shall be separately identified.

5.4 **Award Limits.**

(a) ***Aggregate Limit on Restricted Stock Awards and Performance Awards.*** Subject to adjustment as provided in Section 4.2, in no event shall more than One Million (1,000,000) shares of Stock in the aggregate be issued under the Plan pursuant to the exercise or settlement of Restricted Stock Awards and Performance Awards.

(b) ***Section 162(m) Award Limits.*** The following limits shall apply to the grant of any Award if, at the time of grant, the Company is a "publicly held corporation" within the meaning of Section 162(m).

(i) **Options and SARs.** Subject to adjustment as provided in Section 4.2, no Employee shall be granted within any fiscal year of the Company one or more Options or Freestanding SARs which in the aggregate are for more than Seven Hundred and Fifty Thousand (750,000) shares of Stock, provided, however, that the Company may make an additional one-time grant to any newly-hired Employee of an Option and/or SAR for the purchase of up to an additional Five Hundred Thousand (500,000) shares of Stock. An Option which is canceled (or a Freestanding SAR as to which the exercise price is reduced to reflect a reduction in the Fair Market Value of the Stock) in the same fiscal year of the Company in which it was granted shall continue to be counted against such limit for such fiscal year.

(ii) **Restricted Stock Awards and Restricted Stock Units.** Subject to adjustment as provided in Section 4.2, no Employee shall be granted within any fiscal year of the Company one or more

Restricted Stock Awards or Restricted Stock Units, subject to Vesting Conditions based on the attainment of Performance Goals, for more than Four Hundred Thousand (400,000) shares of Stock, provided, however, that the Company may make an additional one-time grant to any newly-hired Employee of a Restricted Stock Award or Restricted Stock Units of up to an additional One Hundred and Fifty Thousand (150,000) shares of Stock.

(iii) **Performance Awards.** Subject to adjustment as provided in Section 4.2, no Employee shall be granted (A) Performance Shares which could result in such Employee receiving more than Four Hundred Thousand (400,000) shares of Stock for each full fiscal year of the Company contained in the Performance Period for such Award, or (B) Performance Units which could result in such Employee receiving more than Two Million dollars ($2,000,000) for each full fiscal year of the Company contained in the Performance Period for such Award. No Participant may be granted more than one Performance Award for the same Performance Period.

6. *TERMS AND CONDITIONS OF OPTIONS.*

Options shall be evidenced by Award Agreements specifying the number of shares of Stock covered thereby, in such form as the Committee shall from time to time establish. No Option or purported Option shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement. Award Agreements evidencing Options may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

6.1 **Exercise Price.** The exercise price for each Option shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per share shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option, (b) no Incentive Stock Option granted to a Ten Percent Owner shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option, and (c) notwithstanding anything to the contrary in this Section 6.1, in the case of an Indexed Option, the Committee shall determine the exercise price of such Indexed Option and the terms and conditions that affect, if any, any adjustments to the exercise price of such Indexed Option. Notwithstanding the foregoing, an Option may be granted with an exercise price lower than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Section 424(a) of the Code.

6.2 **Exercisability and Term of Options.** Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Option; provided, however, that (a) no Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option, (b) no Incentive Stock Option granted to a Ten Percent Owner shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option, and (c) no Option granted to a prospective Employee, prospective Consultant or prospective Director may become exercisable prior to the date on which such person commences Service. Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, any Option granted hereunder shall terminate ten (10) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.

6.3 **Payment of Exercise Price.**

(a) ***Forms of Consideration Authorized.*** Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check or in cash equivalent, (ii) by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant having a Fair Market Value not less than the exercise price, (iii) by delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System) (a *"Cashless Exercise"*), (iv) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (v) by any combination thereof. The Committee may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b) ***Limitations on Forms of Consideration.***

(i) **Tender of Stock.** Notwithstanding the foregoing, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock to the extent such tender or attestation would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's stock. Unless otherwise provided by the Committee, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either have been owned by the Participant for more than six (6) months (and not used for another Option exercise by attestation during such period) or were not acquired, directly or indirectly, from the Company.

(ii) **Cashless Exercise.** The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by the Company notwithstanding that such program or procedures may be available to other Participants.

6.4 **Effect of Termination of Service.** An Option shall be exercisable after a Participant's termination of Service to such extent and during such period as determined by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option.

6.5 **Transferability of Options.** During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant's guardian or legal representative. Prior to the issuance of shares of Stock upon the exercise of an Option, the Option shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option, a Nonstatutory Stock Option shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 Registration Statement under the Securities Act. Notwithstanding any of the foregoing, the Board may permit further transferability of any Option, on a general or specific basis, and may impose conditions and limitations on any permitted transferability.

7. *TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS.*

Stock Appreciation Rights shall be evidenced by Award Agreements specifying the number of shares of Stock subject to the Award, in such form as the Committee shall from time to time establish. No SAR or purported SAR shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement. Award Agreements evidencing SARs may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

7.1 **Types of SARs Authorized.** SARs may be granted in tandem with all or any portion of a related Option (a *"Tandem SAR"*) or may be granted independently of any Option (a *"Freestanding SAR"*). A Tandem SAR may be granted either concurrently with the grant of the related Option or at any time thereafter prior to the complete exercise, termination, expiration or cancellation of such related Option.

7.2 **Exercise Price.** The exercise price for each SAR shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per share subject to a Tandem SAR shall be the exercise price per share under the related Option and (b) the exercise price per share subject to a Freestanding SAR shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the SAR.

7.3 **Exercisability and Term of SARs.**

(a) ***Tandem SARs.*** Tandem SARs shall be exercisable only at the time and to the extent, and only to the extent, that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of shares of Stock subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option shall nevertheless remain exercisable in accordance with its terms. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled. Upon the exercise of a Tandem SAR with respect to some or all of the shares subject to such SAR, the related Option shall be canceled automatically as to the number of shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the shares subject to such Option, the related Tandem SAR shall be canceled automatically as to the number of shares with respect to which the related Option was exercised.

(b) ***Freestanding SARs.*** Freestanding SARs shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such SAR; provided, however, that no Freestanding SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR.

7.4 **Exercise of SARs.** Upon the exercise (or deemed exercise pursuant to Section 7.5) of a SAR, the Participant (or the Participant's legal representative or other person who acquired the right to exercise the SAR by reason of the Participant's death) shall be entitled to receive payment of an amount for each share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price. Payment of such amount shall be made in cash, shares of Stock, or any combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing such SAR, payment shall be made in a lump sum as soon as practicable following the date of exercise of the SAR. The Award Agreement evidencing any SAR may provide for deferred payment in a lump sum or in installments. When payment is to be made in shares of Stock, the number of shares to be issued shall be determined on the basis of the Fair Market Value of a share of Stock on the date of exercise of the SAR. For purposes of Section 7, a SAR shall be deemed exercised on the date on which the Company receives notice of exercise from the Participant.

7.5 **Deemed Exercise of SARs.** If, on the date on which a SAR would otherwise terminate or expire, the SAR by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such SAR, then any portion of such SAR which has not previously been exercised shall automatically be deemed to be exercised as of such date with respect to such portion.

7.6 **Effect of Termination of Service.** Subject to earlier termination of the SAR as otherwise provided herein a SAR shall be exercisable after a Participant's termination of Service to such extent and during such period as determined by the Committee, in its discretion, and set forth in the Award Agreement evidencing such SAR and thereafter shall terminate.

7.7 **Nontransferability of SARs.** During the lifetime of the Participant, a SAR shall be exercisable only by the Participant or the Participant's guardian or legal representative. Prior to the exercise of a SAR, the SAR shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding any of the foregoing, the Board may permit further transferability of any SAR, on a general or specific basis, and may impose conditions and limitations on any permitted transferability.

8. ***TERMS AND CONDITIONS OF RESTRICTED STOCK AWARDS.***

Restricted Stock Awards shall be evidenced by Award Agreements specifying whether the Award is a Restricted Stock Bonus or a Restricted Stock Purchase Right and the number of shares of Stock subject to the Award, in such form as the Committee shall from time to time establish. No Restricted Stock Award or purported Restricted Stock Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement. Award Agreements evidencing Restricted Stock Awards may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1 **Types of Restricted Stock Awards Authorized.** Restricted Stock Awards may be in the form of either a Restricted Stock Bonus or a Restricted Stock Purchase Right. Restricted Stock Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 9.4. If either the grant of a Restricted Stock Award or the lapsing of the Restriction Period is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 9.3 through 9.5(a).

8.2 **Purchase Price.** The purchase price for shares of Stock issuable under each Restricted Stock Purchase Right shall be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares of Stock pursuant to a Restricted Stock Bonus, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock subject to such Restricted Stock Award.

8.3 **Purchase Period.** A Restricted Stock Purchase Right shall be exercisable within a period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Restricted Stock Purchase Right; provided, however, that no Restricted Stock Purchase Right granted to a prospective Employee, prospective Consultant or prospective Director may become exercisable prior to the date on which such person commences Service.

8.4 **Payment of Purchase Price.** Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Restricted Stock Purchase Right shall be made (a) in cash, by check, or in cash equivalent, (b) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (c) by any combination thereof. The Committee may at any time or from time to time grant Restricted Stock Purchase Rights which do not permit all of the foregoing forms of consideration to be used in payment of the purchase price or which otherwise restrict one or more forms of consideration. Restricted Stock Bonuses shall be issued in consideration for past services actually rendered to a Participating Company or for its benefit.

8.5 **Vesting and Restrictions on Transfer.** Shares issued pursuant to any Restricted Stock Award may or may not be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 9.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. During any Restriction Period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event, as defined in Section 13.1, or as provided in Section 8.8. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

8.6 **Voting Rights; Dividends and Distributions.** Except as provided in this Section, Section 8.5 and any Award Agreement, during the Restriction Period applicable to shares subject to a Restricted Stock Award, the Participant shall have all of the rights of a stockholder of the Company holding shares of Stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares. However, in the event of a dividend or distribution paid in shares of Stock or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.2, then any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant is entitled by reason of the Participant's Restricted Stock Award shall be immediately subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid or adjustments were made.

8.7 **Effect of Termination of Service.** Unless otherwise provided by the Committee in the grant of a Restricted Stock Award and set forth in the Award Agreement, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or Disability), then (a) the Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Restricted Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant's termination of Service and (b) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Restricted Stock Bonus which remain subject to Vesting Conditions as of the date of the Participant's termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

8.8 **Nontransferability of Restricted Stock Award Rights.** Prior to the issuance of shares of Stock pursuant to a Restricted Stock Award, rights to acquire such shares shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or the laws of descent and distribution. All rights with respect to a Restricted Stock Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

9. *TERMS AND CONDITIONS OF PERFORMANCE AWARDS.*

Performance Awards shall be evidenced by Award Agreements in such form as the Committee shall from time to time establish. No Performance Award or purported Performance Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement. Award Agreements evidencing Performance Awards may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

9.1 **Types of Performance Awards Authorized.** Performance Awards may be in the form of either Performance Shares or Performance Units. Each Award Agreement evidencing a Performance Award shall specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and Performance Period applicable to the Award, and the other terms, conditions and restrictions of the Award.

9.2 **Initial Value of Performance Shares and Performance Units.** Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share shall have an initial value equal to the Fair Market Value of one (1) share of Stock, subject to adjustment as provided in Section 4.2, on the effective date of grant of the Performance Share, and each Performance Unit shall have an initial value of one hundred dollars ($100). The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.

9.3 **Establishment of Performance Period, Performance Goals and Performance Award Formula.** In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period, Performance Award Formula and one or more Performance Goals which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the final value of the

Performance Award to be paid to the Participant. Unless otherwise permitted in compliance with the requirements under Section 162(m) with respect to "performance-based compensation," the Committee shall establish the Performance Goal(s) and Performance Award Formula applicable to each Performance Award no later than the earlier of (a) the date ninety (90) days after the commencement of the applicable Performance Period or (b) the date on which 25% of the Performance Period has elapsed, and, in any event, at a time when the outcome of the Performance Goals remains substantially uncertain. Once established, the Performance Goals and Performance Award Formula shall not be changed during the Performance Period. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.

9.4 **Measurement of Performance Goals.** Performance Goals shall be established by the Committee on the basis of targets to be attained (*"Performance Targets"*) with respect to one or more measures of business or financial performance (each, a *"Performance Measure"*), subject to the following:

(a) ***Performance Measures.*** Performance Measures shall have the same meanings as used in the Company's financial statements, or, if such terms are not used in the Company's financial statements, they shall have the meaning applied pursuant to generally accepted accounting principles, or as used generally in the Company's industry. Performance Measures shall be calculated with respect to the Company and each Subsidiary Corporation consolidated therewith for financial reporting purposes or such division or other business unit as may be selected by the Committee. For purposes of the Plan, the Performance Measures applicable to a Performance Award shall be calculated in accordance with generally accepted accounting principles, but prior to the accrual or payment of any Performance Award for the same Performance Period and excluding the effect (whether positive or negative) of any change in accounting standards or any extraordinary, unusual or nonrecurring item, as determined by the Committee, occurring after the establishment of the Performance Goals applicable to the Performance Award. Performance Measures may be one or more of the following, or a combination of the any of the following, as determined by the Committee:

(i) revenue;
(ii) gross margin;
(iii) operating margin;
(iv) operating income;
(v) pre-tax profit;
(vi) earnings before interest, taxes and depreciation;
(vii) net income;
(viii) cash flow;
(ix) expenses;
(x) the market price of the Stock;
(xi) earnings per share;
(xii) return on stockholder equity;
(xiii) return on capital;
(xiv) return on net assets;
(xv) economic value added;
(xvi) number of customers;
(xvii) market share;
(xviii) return on investment
(xix) profit after tax
(xx) product approval; and
(xxi) customer satisfaction.

(b) ***Performance Targets.*** Performance Targets may include a minimum, maximum, target level and intermediate levels of performance, with the final value of a Performance Award determined under the applicable Performance Award Formula by the level attained during the applicable Performance Period. A Performance Target may be stated as an absolute value or as a value determined relative to a standard selected by the Committee.

9.5 **Settlement of Performance Awards.**

(a) ***Determination of Final Value.*** As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall certify in writing the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.

(b) ***Discretionary Adjustment of Award Formula.*** In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the Performance Award Formula applicable to a Performance Award granted to any Participant who is not a "covered employee" within the meaning of Section 162(m) (a ***"Covered Employee"***) to reflect such Participant's individual performance in his or her position with the Company or such other factors as the Committee may determine. If permitted under a Covered Employee's Award Agreement, the Committee shall have the discretion, on the basis of such criteria as may be established by the Committee, to reduce some or all of the value of the Performance Award that would otherwise be paid to the Covered Employee upon its settlement notwithstanding the attainment of any Performance Goal and the resulting value of the Performance Award determined in accordance with the Performance Award Formula. No such reduction may result in an increase in the amount payable upon settlement of another Participant's Performance Award.

(c) ***Effect of Leaves of Absence.*** Unless otherwise required by law, payment of the final value, if any, of a Performance Award held by a Participant who has taken in excess of thirty (30) days in leaves of absence during a Performance Period shall be prorated on the basis of the number of days of the Participant's Service during the Performance Period during which the Participant was not on a leave of absence.

(d) ***Notice to Participants.*** As soon as practicable following the Committee's determination and certification in accordance with Sections 9.5(a) and (b), the Company shall notify each Participant of the determination of the Committee.

(e) ***Payment in Settlement of Performance Awards.*** As soon as practicable following the Committee's determination and certification in accordance with Sections 9.5(a) and (b), payment shall be made to each eligible Participant (or such Participant's legal representative or other person who acquired the right to receive such payment by reason of the Participant's death) of the final value of the Participant's Performance Award. Payment of such amount shall be made in cash, shares of Stock, or a combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment shall be made in a lump sum. An Award Agreement may provide for deferred payment in a lump sum or in installments. If any payment is to be made on a deferred basis, the Committee may, but shall not be obligated to, provide for the payment during the deferral period of Dividend Equivalents or interest.

(f) ***Provisions Applicable to Payment in Shares.*** If payment is to be made in shares of Stock, the number of such shares shall be determined by dividing the final value of the Performance Award by the value of a share of Stock determined by the method specified in the Award Agreement. Such methods may include, without limitation, the closing market price on a specified date (such as the settlement date) or an average of market prices over a series of trading days. Shares of Stock issued in payment of any Performance Award may be fully vested and freely transferable shares or may be shares of Stock subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions shall be evidenced by an appropriate Award Agreement and shall be subject to the provisions of Sections 8.5 through 8.8 above.

9.6 **Voting Rights; Dividend Equivalent Rights and Distributions.** Participants shall have no voting rights with respect to shares of Stock represented by Performance Share Awards until the date of the issuance of such shares, if any (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Performance Share Award that the Participant shall be entitled to receive Dividend Equivalents with respect to the payment of cash dividends on Stock having a record date prior to the date on which the Performance Shares are settled or forfeited. Such Dividend Equivalents, if any, shall be credited to the Participant in the form of additional whole Performance Shares as of the date of payment of such cash dividends on Stock. The number of additional Performance Shares (rounded to the nearest whole number) to be so credited shall be determined by dividing (a) the amount of cash dividends paid on such date with respect to the number of shares of Stock represented by the Performance Shares previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. Dividend Equivalents may be paid currently or may be accumulated and paid to the extent that Performance Shares become nonforfeitable, as determined by the Committee. Settlement of Dividend Equivalents may be made in cash, shares of Stock, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Share as provided in Section 9.5. Dividend Equivalents shall not be paid with respect to Performance Units. In the event of a dividend or distribution paid in shares of Stock or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.2, appropriate adjustments shall be made in the Participant's Performance Share Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant would entitled by reason of the shares of Stock issuable upon settlement of the Performance Share Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Performance Goals as are applicable to the Award.

9.7 **Effect of Termination of Service.** The effect of a Participant's termination of Service on the Performance Award shall be determined by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Performance Award.

9.8 **Nontransferability of Performance Awards.** Prior to settlement in accordance with the provisions of the Plan, no Performance Award shall be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

10. *TERMS AND CONDITIONS OF RESTRICTED STOCK UNIT AWARDS.*

Restricted Stock Unit Awards shall be evidenced by Award Agreements specifying the number of Restricted Stock Units subject to the Award, in such form as the Committee shall from time to time establish. No Restricted Stock Unit Award or purported Restricted Stock Unit Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement. Award Agreements evidencing Restricted Stock Units may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

10.1 **Grant of Restricted Stock Unit Awards.** Restricted Stock Unit Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 9.4. If either the grant of a Restricted Stock Unit Award or the Vesting Conditions with respect to such Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 9.3 through 9.5(a).

10.2 **Purchase Price.** No monetary payment (other than applicable tax withholding, if any) shall be required as a condition of receiving a Restricted Stock Unit Award, the consideration for which shall be services actually rendered to a Participating Company or for its benefit.

10.3 **Vesting.** Restricted Stock Units may or may not be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 9.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award.

10.4 **Voting Rights, Dividend Equivalent Rights and Distributions.** Participants shall have no voting rights with respect to shares of Stock represented by Restricted Stock Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Restricted Stock Unit Award that the Participant shall be entitled to receive Dividend Equivalents with respect to the payment of cash dividends on Stock having a record date prior to date on which Restricted Stock Units held by such Participant are settled. Such Dividend Equivalents, if any, shall be paid by crediting the Participant with additional whole Restricted Stock Units as of the date of payment of such cash dividends on Stock. The number of additional Restricted Stock Units (rounded to the nearest whole number) to be so credited shall be determined by dividing (a) the amount of cash dividends paid on such date with respect to the number of shares of Stock represented by the Restricted Stock Units previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. Such additional Restricted Stock Units shall be subject to the same terms and conditions and shall be settled in the same manner and at the same time (or as soon thereafter as practicable) as the Restricted Stock Units originally subject to the Restricted Stock Unit Award. In the event of a dividend or distribution paid in shares of Stock or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.2, appropriate adjustments shall be made in the Participant's Restricted Stock Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant would entitled by reason of the shares of Stock issuable upon settlement of the Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions as are applicable to the Award.

10.5 **Effect of Termination of Service.** Unless otherwise provided by the Committee in the grant of a Restricted Stock Unit Award and set forth in the Award Agreement, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or Disability), then the Participant shall forfeit to the Company any Restricted Stock Units pursuant to the Award which remain subject to Vesting Conditions as of the date of the Participant's termination of Service.

10.6 **Settlement of Restricted Stock Unit Awards.** The Company shall issue to a Participant on the date on which Restricted Stock Units subject to the Participant's Restricted Stock Unit Award vest or on such other date determined by the Committee, in its discretion, and set forth in the Award Agreement one (1) share of Stock (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 10.4) for each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes. Notwithstanding the foregoing, if permitted by the Committee and set forth in the Award Agreement, the Participant may elect in accordance with terms specified in the Award Agreement to defer receipt of all or any portion of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section.

10.7 **Nontransferability of Restricted Stock Unit Awards.** Prior to the issuance of shares of Stock in settlement of a Restricted Stock Unit Award, the Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Restricted Stock Unit Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

11. ***DEFERRED STOCK UNITS.***

11.1 **Establishment of Deferred Stock Unit Program.** The Committee, in its discretion and upon such terms and conditions as it may determine, may establish one or more programs pursuant to the Plan under which:

(a) Participants designated by the Committee who are Insiders or otherwise among a select group of highly compensated Employees may irrevocably elect, prior to a date specified by the Committee, to reduce such Participant's compensation otherwise payable in cash (subject to any minimum or maximum reductions imposed by the Committee) and to be granted automatically at such time or times as specified by the Committee one or more Awards of Deferred Stock Units with respect to such numbers of shares of Stock as determined in accordance with the rules of the program established by the Committee and having such other terms and conditions as established by the Committee.

(b) Participants designated by the Committee who are Insiders or otherwise among a select group of highly compensated Employees may irrevocably elect, prior to a date specified by the Committee, to be granted automatically an Award of Deferred Stock Units with respect to such number of shares of Stock and upon such other terms and conditions as established by the Committee in lieu of:

(i) shares of Stock otherwise issuable to such Participant upon the exercise of an Option;

(ii) cash or shares of Stock otherwise issuable to such Participant upon the exercise of a SAR; or

(iii) cash or shares of Stock otherwise issuable to such Participant upon the settlement of a Performance Award.

11.2 **Terms and Conditions of Deferred Stock Units.** Deferred Stock Units granted pursuant to this Section 11 shall be evidenced by Award Agreements in such form as the Committee shall from time to time establish. No such Deferred Stock Unit or purported Deferred Stock Unit shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement. Award Agreements evidencing Deferred Stock Units may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

(a) ***Vesting Conditions***. Deferred Stock Units shall not be subject to any vesting conditions.

(b) ***Terms and Conditions of Deferred Stock Units***.

(i) **Voting Rights; Dividend Equivalent Rights and Distributions.** Participants shall have no voting rights with respect to shares of Stock represented by Deferred Stock Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, a Participant shall be entitled to receive Dividend Equivalents with respect to the payment of cash dividends on Stock having a record date prior to date on which Deferred Stock Units held by such Participant are settled. Such Dividend Equivalents shall be paid by crediting the Participant with additional whole and/or fractional Deferred Stock Units as of the date of payment of such cash dividends on Stock. The method of determining the number of additional Deferred Stock Units to be so credited shall be specified by the Committee and set forth in the Award Agreement. Such additional Deferred Stock Units shall be subject to the same terms and conditions and shall be settled in the same manner and at the same time (or as soon thereafter as practicable) as the Deferred Stock Units originally subject to the Deferred Stock Unit Award. In the event of a dividend or distribution paid in shares of Stock or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.2, appropriate adjustments shall be made in the Participant's Deferred Stock Unit Award so that it represent the right to receive upon settlement any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant would entitled by reason of the shares of Stock issuable upon settlement of the Award.

(ii) **Settlement of Deferred Stock Unit Awards.** A Participant electing to receive an Award of Deferred Stock Units pursuant to this Section 11, shall specify at the time of such election a settlement date with respect to such Award. The Company shall issue to the Participant as soon as practicable following the earlier of the settlement date elected by the Participant or the date of termination of the Participant's Service, a number of whole shares of Stock equal to the number of whole Deferred Stock Units subject to the Deferred Stock Unit Award. Such shares of Stock shall be fully vested, and the Participant shall not be required to pay any additional consideration (other than applicable tax withholding) to acquire such shares. Any fractional Deferred Stock Unit subject to the Deferred Stock Unit Award shall be settled by the Company by payment in cash of an amount equal to the Fair Market Value as of the payment date of such fractional share.

(iii) **Nontransferability of Deferred Stock Unit Awards.** Prior to their settlement in accordance with the provision of the Plan, no Deferred Stock Unit Award shall be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Deferred Stock Unit Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

12. ***STANDARD FORMS OF AWARD AGREEMENT.***

12.1 **Award Agreements.** Each Award shall comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. Any Award Agreement may consist of an appropriate form of Notice of Grant and a form of Agreement incorporated therein by reference, or such other form or forms as the Committee may approve from time to time.

12.2 **Authority to Vary Terms.** The Committee shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

13. ***CHANGE IN CONTROL.***

13.1 **Definitions.**

(a) An ***"Ownership Change Event"*** shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company); or (iv) a liquidation or dissolution of the Company.

(b) A ***"Change in Control"*** shall mean an Ownership Change Event or series of related Ownership Change Events (collectively, a ***"Transaction"***) in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company or, in the case of an Ownership Change Event described in Section 13.1(a)(iii), the entity to which the assets of the Company were transferred (the ***"Transferee"***), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Committee shall have the right to determine whether multiple sales or exchanges of the voting securities of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive.

13.2 **Effect of Change in Control on Options and SARs.**

(a) ***Accelerated Vesting***. Notwithstanding any other provision of the Plan to the contrary, the Committee, in its sole discretion, may provide in any Award Agreement or, in the event of a Change in Control, may take such actions as it deems appropriate to provide for the acceleration of the exercisability and vesting in connection with such Change in Control of any or all outstanding Options and SARs and shares acquired upon the exercise of such Options and SARs upon such conditions and to such extent as the Committee shall determine.

(b) ***Assumption or Substitution***. In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent corporation thereof, as the case may be (the "***Acquiring Corporation***"), may, without the consent of the Participant, either assume the Company's rights and obligations under outstanding Options and SARs or substitute for outstanding Options and SARs substantially equivalent options and stock appreciation rights for the Acquiring Corporation's stock. In the event that the Acquiring Corporation elects not to assume or substitute for outstanding Options and SARs in connection with a Change in Control, or if the Acquiring Corporation is not a "publicly held corporation" within the meaning of Section 162(m), the exercisability and vesting of each such outstanding Option, SAR and any shares acquired upon the exercise thereof held by a Participant whose Service has not terminated prior to such date shall be accelerated, effective as of the date ten (10) days prior to the date of the Change in Control. The exercise or vesting of any Option, SAR and any shares acquired upon the exercise thereof that was permissible solely by reason of this Section 13.2 and the provisions of such applicable Award Agreement shall be conditioned upon the consummation of the Change in Control. Any Options and SARs which are neither assumed or substituted for by the Acquiring Corporation in connection with the Change in Control nor exercised as of the date of the Change in Control shall terminate and cease to be outstanding effective as of the date of the Change in Control. Notwithstanding the foregoing, shares acquired upon exercise of an Option or SAR prior to the Change in Control and any consideration received pursuant to the Change in Control with respect to such shares shall continue to be subject to all applicable provisions of the applicable Award Agreement evidencing such Option or SAR except as otherwise provided in such applicable Award Agreement. Furthermore, notwithstanding the foregoing, if the corporation the stock of which is subject to the outstanding Options and SARs immediately prior to an Ownership Change Event described in Section 13.1(a)(i) constituting a Change in Control is the surviving or continuing corporation and immediately after such Ownership Change Event less than fifty percent (50%) of the total combined voting power of its voting stock is held by another corporation or by other corporations that are members of an affiliated group within the meaning of Section 1504(a) of the Code without regard to the provisions of Section 1504(b) of the Code, the outstanding Options and SARs shall not terminate unless the Committee otherwise provides in its discretion.

(c) ***Cash-Out***. The Committee may, in its sole discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Option or SAR outstanding immediately prior to the Change in Control shall be canceled in exchange for a payment with respect to each vested share of Stock subject to such canceled Option or SAR in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the excess of the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control over the exercise price per share under such Option or SAR (the "***Spread***"). In the event such determination is made by the Committee, the Spread (reduced by applicable withholding taxes, if any) shall be paid to Participants in respect of their canceled Options and SARs as soon as practicable following the date of the Change in Control.

13.3 **Effect of Change in Control on Restricted Stock Awards.** The Committee may, in its discretion, provide in any Award Agreement evidencing a Restricted Stock Award that, in the event of a Change in Control, the lapsing of the Restriction Period applicable to the shares subject to the Restricted Stock Award held by a Participant whose Service has not terminated prior to the Change in Control shall be accelerated effective immediately prior to the consummation of the Change in Control to such extent as specified in such Award

Agreement. Any acceleration of the lapsing of the Restriction Period that was permissible solely by reason of this Section 13.3 and the provisions of such Award Agreement shall be conditioned upon the consummation of the Change in Control.

13.4 **Effect of Change in Control on Performance Awards.** The Committee may, in its discretion, provide in any Award Agreement evidencing a Performance Award that, in the event of a Change in Control, the Performance Award held by a Participant whose Service has not terminated prior to the Change in Control shall become payable effective as of the date of the Change in Control to such extent as specified in such Award Agreement.

13.5 **Effect of Change in Control on Restricted Stock Unit Awards.** The Committee may, in its discretion, provide in any Award Agreement evidencing a Restricted Stock Unit Award that, in the event of a Change in Control, the Restricted Stock Unit Award held by a Participant whose Service has not terminated prior to such date shall be settled effective as of the date of the Change in Control to such extent as specified in such Award Agreement.

13.6 **Effect of Change in Control on Deferred Stock Units.** The Committee may, in its discretion, provide in any Award Agreement evidencing a Deferred Stock Unit Award that, in the event of a Change in Control, the Deferred Stock Units pursuant to such Award shall be settled effective as of the date of the Change in Control to such extent as specified in such Award Agreement.

14. *COMPLIANCE WITH SECURITIES LAW.*

The grant of Awards and the issuance of shares of Stock pursuant to any Award shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (a) a registration statement under the Securities Act shall at the time of such exercise or issuance be in effect with respect to the shares issuable pursuant to the Award or (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares hereunder shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Stock, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

15. *TAX WITHHOLDING.*

15.1 **Tax Withholding in General.** The Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, including by means of a Cashless Exercise of an Option, to make adequate provision for, the federal, state, local and foreign taxes, if any, required by law to be withheld by the Participating Company Group with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver shares of Stock, to release shares of Stock from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group's tax withholding obligations have been satisfied by the Participant.

15.2 **Withholding in Shares.** The Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the

Company, equal to all or any part of the tax withholding obligations of the Participating Company Group. The Fair Market Value of any shares of Stock withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined by the applicable minimum statutory withholding rates.

16. *AMENDMENT OR TERMINATION OF PLAN.*

The Committee may amend, suspend or terminate the Plan at any time. However, without the approval of the Company's stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Section 4.2), (b) no change in the class of persons eligible to receive Incentive Stock Options, (c) no Option and/or SAR repricing as described in Section 3.6, (d) no amendment to permit the granting of Options (other than Indexed Options) with exercise prices less than Fair Market Value on the date of grant, and (e) no other amendment of the Plan that would require approval of the Company's stockholders under any applicable law, regulation or rule. No amendment, suspension or termination of the Plan shall affect any then outstanding Award unless expressly provided by the Committee. In any event, no amendment, suspension or termination of the Plan may adversely affect any then outstanding Award without the consent of the Participant unless necessary to comply with any applicable law, regulation or rule.

17. *MISCELLANEOUS PROVISIONS.*

17.1 **Repurchase Rights.** Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

17.2 **Provision of Information.** Each Participant shall be given access to information concerning the Company equivalent to that information generally made available to the Company's common stockholders.

17.3 **Rights as Employee, Consultant or Director.** No person, even though eligible pursuant to Section 5, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain an Employee, Consultant or Director or interfere with or limit in any way any right of a Participating Company to terminate the Participant's Service at any time. To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that the Company is the Employee's employer or that the Employee has an employment relationship with the Company.

17.4 **Rights as a Stockholder.** A Participant shall have no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.2 or another provision of the Plan.

17.5 **Fractional Shares.** The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

17.6 **Severability.** If any one or more of the provisions (or any part thereof) of this Plan or of any Award Agreement issued hereunder, shall be held to be invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan or of any Award Agreement shall not in any way be affected or impaired thereby. The Company may, without the consent of any Participant, and in a manner determined necessary solely in the discretion of the Company, amend the Plan and any outstanding Award Agreement as the Company deems necessary to ensure the Plan and all Awards remain valid, legal or enforceable in all respects.

17.7 **Beneficiary Designation.** Subject to local laws and procedures, each Participant may file with the Company a written designation of a beneficiary who is to receive any benefit under the Plan to which the Participant is entitled in the event of such Participant's death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. If a married Participant designates a beneficiary other than the Participant's spouse, the effectiveness of such designation may be subject to the consent of the Participant's spouse. If a Participant dies without an effective designation of a beneficiary who is living at the time of the Participant's death, the Company will pay any remaining unpaid benefits to the Participant's legal representative.

17.8 **Unfunded Obligation.** Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974. No Participating Company shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of any Participating Company. The Participants shall have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.